UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Interim Results, dated 07 July 2020

7 July 2020
Micro Focus International plc
Interim results for the six months ended 30 April 2020

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 30 April 2020.

Key highlights:

●            Revenue performance consistent with the guidance given at the time of our full year results on 4 February 2020 and our COVID-19 update of 18 March 2020. COVID-19 led to delays in buying behaviours with customers in April 2020 and reduced revenue by at least 2% period on period.
●            Impact of COVID-19 largely mitigated at Adjusted EBITDA1 level due to close management of the cost base. Adjusted EBITDA margin1 (after adopting IFRS 16) of 38.0% (30 April 2019: 39.9% CCY).
●            The Group recorded a goodwill impairment charge of $922.2m in the period (30 April 2019: $nil) attributable to the increased economic uncertainty as a result of COVID-19, which has led to an increase in the pre-tax discount rate and expected disruption to new sales activity and timing pressure on renewals.
●            As a result, the Group generated a statutory operating loss from continuing operations of $906.7m (30 April 2019: Operating profit of $32.6m).
●            The Group continues to make progress against our strategic initiatives to improve operational efficiency and simplification, as well as to strengthen our product alignment with customer needs. Accordingly, we continue to make incremental investments in our operations as far as possible in light of COVID-19.
●            Successful refinancing of $1.4bn Term Loan in May 2020. The Group has no term loan maturities until June 2024.
●            The Group had cash and cash equivalents of $808.1m as at 30 April 2020 (31 October 2019: $355.7m), which reflects $633.1m of Operating cash1 and $175.0m of RCF drawn as a precautionary measure. The Group's available liquidity totals $1.1bn.
●            Strong cash performance, with Adjusted Cash Conversion1 of 131.5% (30 April 2019: 115.1%) and free cash flow1 of $304.9m in the six months ended 30 April 2020 (30 April 2019: $419.5m).
●            Cash generated from operating activities of $560.4m for the six months ended 30 April 2020 (30 April 2019: $622.6m).

The table below shows the key results for the Group for the six months ended 30 April 2020:

Results at a glance	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)2	Growth /(Decline) %

Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$1,454.2m	$1,638.6m	(11.3)%
Adjusted EBITDA (versus CCY comparatives)	$552.2m	$653.2m	(15.5)%
% Adjusted EBITDA margin (versus CCY comparatives)	38.0%	39.9%	(1.9) ppt

Adjusted Diluted Earnings per Share ("EPS") - continuing operations	72.10c	85.53c	(15.7)%

Net Debt/Adjusted Net Debt	$4,312.0m	$3,807.5m	(13.3)%
Net Debt(Adjusted Net Debt)/ Adjusted EBITDA ratio	3.4 times	2.7 times

Statutory Results
Revenue - continuing operations	$1,454.2m	$1,657.1m	(12.2)%
Operating (loss)/profit - continuing operations	$(906.7)m	$32.6m	(2,881.3)%
(Loss)/profit for the period	$(1,032.0)m	$1,397.1m	(173.9)%
Basic EPS - continuing operations	(308.40)c	(18.79)c	(1,541.3)%
Diluted EPS - continuing operations	(308.40)c	(18.79)c	(1,541.3)%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Operating cash, Net Debt, Adjusted Net Debt, Adjusted Cash Conversion, Free Cash Flow and Constant Currency ("CCY") are in the "Alternative Performance Measures" section of this Interim Statement.
2 On 1 November 2019, the Group adopted IFRS 16. The results for the six months ended 30 April 2019 have not been restated for the adoption of this accounting standard.

Stephen Murdoch, Chief Executive Officer, commented:

"I am proud of our employees' resilience and professionalism throughout the unprecedented disruption caused by the COVID-19 pandemic.  Micro Focus' business continuity plans have been highly effective and we continue to adapt our working practices to continue supporting our customers and partners. Our performance during the period has been consistent with our guidance and the successful refinancing of our debt despite the challenging market conditions demonstrates confidence in the underlying strengths of our model. Going forward, we see significant opportunities to improve our business and we will continue to progress initiatives to strengthen and simplify our business operations, and stand ready to take further actions if required in these uncertain times."

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

Results conference call
A conference call to cover the results for the six months ended 30 April 2020 will be held today at 1.30pm BST. The call will be accompanied by slides.

A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event.  For dial in only, access numbers are as follows:

UK & International: +44 (0) 20 3003 2666
UK Toll Free: 0808 109 0700
USA: +1 212 999 6659
USA Toll Free: 1 866 966 5335

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer Brian McArthur-Muscroft, Chief Financial Officer
Ben Donnelly, Investor relations

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these interim results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer's Statement

Introduction
Our revenue performance during the period is in line with the guidance we issued at the time of the full year results announced in February 2020, supplemented by the additional specific guidance issued on 18 March 2020 to explain our expectations of the impact of the pandemic on our revenue performance. Strong cost management has largely mitigated the impact of the COVID-19 related decline in revenues on our Adjusted EBITDA performance.

On 29 May 2020, we successfully refinanced our 2021 term loans, with the oversubscribed offer demonstrating confidence in our business model.  As a result, we are now fully financed with no term loan maturities until June 2024.

At the time of our full year results on 4 February 2020, we shared the output of our Strategic and Operational Review, and the initiatives we are implementing to strengthen our business. We are continuing to make progress in executing this plan, albeit with the additional complexity and impact of the COVID-19 pandemic, which may require us to adapt our approach in response to the opportunities and threats arising from continued market disruption. Progress over the coming months will be focused on simplifying and strengthening our business operations, improving the way we sell to and serve our customers, and ensuring our product development is as relevant and effective as possible.

COVID-19

The six months ended 30 April 2020 saw significant change and has affected Micro Focus' business in many areas as we have reacted to the practical and macro-economic impacts of COVID-19. I am proud of the way our organisation has responded in these past months and our primary focus remains the health and safety of our employees and delivering business continuity for our customers and partners. We have acted proactively, learning and adapting our ways of working to be as effective as possible during this period of uncertainty.

Over the course of March and April, we transitioned to remote working whilst continuing to operate the business and support customers. More than 90% of our people are working from home and we now have open 11 of our 101 offices, mainly in Asia.

We have developed and executed a comprehensive internal communications programme to reassure and inform staff at this difficult time. Our people have adapted to find effective 'remote' working models in support of our customers. Additionally, we have hosted our European and North American customer events, Micro Focus Universe, in virtual format for the first time. These events saw 4,000 customers and partners attend live sessions explaining how Micro Focus can support and help accelerate their digital transformation programmes.

We will continue to take a considered and phased return to an office environment, but this will not be on the same basis as before. Instead, we will learn from this experience to re-think how we collaborate, innovate and work to adopt a more flexible hybrid model going forward.

We believe our core customer proposition of helping customers navigate the need to build, operate, secure and analyse the enterprise as they drive their digital transformation programmes is even more relevant today as companies seek to rebuild and reshape their businesses. In helping organisations to bridge the gap between existing and emerging technologies, we enable our customers to balance the need to both run and transform their business and to deliver innovation faster with less risk. We are continually refining our approach and offerings such that we offer sharper, more focused solutions for our customers within this new macro context.

Performance in the period
Our performance during the period was consistent with guidance given at the time of our full year results on 4 February 2020, taking into account the expected disruption to new sales activity which we highlighted in our COVID-19 update of 18 March 2020.

The Group reported revenues of $1,454.2m (2019: $1,638.6m CCY, $1,657.1m reported). This is a decline of 11.3% on a CCY basis and 12.2% on a reported basis. Within this overall result there were examples of good progress but also some disappointing performances, most notably in ITOM where initial corrective actions have been identified and are being executed with a more detailed assessment of additional actions required being conducted in parallel.

The Group identified a slowdown in customer buying behaviour in April 2020 resulting in a deferral of projects involving new licence and services revenues as well as delays to some maintenance renewals. The impact of this is estimated to be at least 2% on revenues in the period.

The impact of this COVID-19 related revenue reduction on Adjusted EBITDA has been largely mitigated due to the management of variable and discretionary costs in addition to a reduction in certain costs as a direct result of COVID-19. Therefore, Adjusted EBITDA was $552.2m (2019: $653.2m CCY) which represents an Adjusted EBITDA margin of 38.0% (2019: 39.9% CCY).

The Group recorded an impairment charge of $922.2m in relation to the carrying value of Goodwill. This impairment charge is attributable to the increased economic uncertainty as a result of COVID-19, which has led to an increase in the pre-tax discount rate and expected continued disruption to new sales activity and timing pressure on renewals. This means that, on a statutory reported basis, the business generated an Operating loss of $906.7m in the six months ended 30 April 2020 (2019: $32.6m operating profit).

The Group continues to generate approximately 70% of revenues from recurring sources with broad based and longstanding customer relationships. Our products support mission critical business applications which are core to the value propositions of the world's largest companies. The customers we serve are geographically diverse and often multi-national across a range of sectors.

Further narrative in respect of the financial performance can be found in the Financial Review section of this report.

Strategic and Operational Review update
In February, at the time of our full year results, we announced a number of initiatives which underpin the delivery of our FY23 corporate vision. These initiatives, combined with existing programmes, are designed to make our business more efficient, agile and better aligned to our customers' needs:

Evolve our operating model to accelerate and improve the visibility of our product strategies and drive more differentiation.  Specifically, in the period important hires have been made and planned organisational changes are progressing to drive more operational autonomy and effectiveness in our Security and Vertica product groups.

Transform our Go-to-Market function to improve sales effectiveness. In recent weeks, we have implemented a new global operating plan and management system. This is supported by the deployment of a consistent sales methodology and programmes for team enablement. The Go-to-Market organisation is being simplified and resources re-aligned to ensure more balance across our different revenue streams and product portfolios. This framework is the foundation for delivering increased sales effectiveness and productivity over time.

Accelerate the transition of certain portfolios to SaaS or Subscription to address market opportunities where these models are emerging or becoming the de facto market standard. This transition will take place over multiple financial periods. Work to date has focused on comprehensive planning to develop these customer offerings for our Security and Big Data products.

Complete systems and operational simplification priorities to deliver a robust and efficient operating platform. The transition to remote working had an impact on our core systems transformation programme (Stack C). This is a global programme being executed principally in the UK, USA and India in conjunction with our Systems Integration partners. As communicated previously we had two possible cut over plans as we seek to balance speed and our compliance obligations under the Sarbanes-Oxley Act which limit the timeframes within which we can make substantive changes to our operational controls. The move of this complex programme to remote working has been executed effectively but the impact of doing this at a critical time in the project means that we have now moved to our alternative cutover planning scenario of November 2020 and February 2021 versus May and November 2020. This will potentially impact the costs of the programme but work is underway to mitigate this as much as possible. The full extent of the impact is also heavily dependent on lockdown restrictions in key geographies.

Overall, the company has reacted quickly to mitigate the immediate and developing macro risks whilst continuing to make progress on these initiatives. We are currently executing broadly as planned but are continually assessing the pace and focus of these initiatives as we get more clarity on the operational and financial impacts of COVID-19.

Board update
The Group has continued to strengthen the experience and expertise of our board in the period by adding two new Non-Executive Directors.

Robert Youngjohns and Sander Van't Noordende joined the board in April and June respectively. Robert brings a number of years' experience in global enterprise software companies and having previously led the HPE Software division, has a deep understanding of the HPE Software products and the markets in which they operate. Sander has previously spent 32 years at Accenture and his expertise and experience in managing significant change will be very relevant as we execute on our strategic initiatives.

The board and management team continue to have confidence in the fundamentals of the business and a clear understanding of the work which needs to be done. We would like to thank our employees for their continued professionalism and hard work through these unprecedented times.

Capital allocation and dividend
In March 2020, the board decided to suspend the FY19 final dividend as uncertainty increased regarding the scale and potential impact of COVID-19 on the global economy and hence on the Group. Subsequently this FY19 final dividend totalling $190m was cancelled in order to conserve cash, of which approximately $143.0m was used to reduce gross debt as part of the refinancing in May 2020.

The Group successfully refinanced our $1.4bn term loan facility in May 2020, meaning the Group's next term loan maturity date is June 2024.

Given the heightened macro-economic uncertainty, we continue to believe it is right to approach the current financial period with a reduced risk appetite and heightened sense of caution. Consequently, the Group will not be paying an interim dividend.

This is not a decision the board has taken lightly and we appreciate the patience of our shareholders as we work through these unprecedented times.

It is the board's intention to propose a final dividend in relation to the current financial year to the extent it is prudent to do so within the context of our business performance and the macro economic environment.

Group Outlook
Micro Focus delivers mission-critical enterprise software, across multiple geographies and serving every vertical sector. The majority of our revenues are contractual and recurring in nature and the resilience this affords can be seen in the company's ability to generate cash and manage costs as required. The Company's balance sheet is strong, and the recent successful refinancing of the Company's debt, despite current market conditions, underlines the attractiveness of Micro Focus' financial model. The board and management team are committed to delivering the initiatives announced earlier this year. We are confident this work will improve and simplify operations, strengthen product portfolios, sharpen our ability to address the needs of our customers and deliver attractive and sustainable shareholder returns over the long term.

Despite the resilience of Micro Focus' customer proposition and financial model, the ultimate impact on the global economy of the COVID-19 pandemic remains unclear, as does the timing and extent to which that impact flows through into customer spending plans on enterprise software. Our current assumption is macro-economic conditions are unlikely to improve in the second half of the financial year. As a minimum, we continue to believe it appropriate to be prepared for further disruption to our new sales activity and timing pressure on renewals.

The Group's diversified and recurring revenue base and our highly cash generative business model represent solid foundations from which to execute any additional actions required in the event the pandemic has a prolonged impact on trading performance.

Stephen Murdoch
Chief Executive Officer
6 July 2020

Financial Review
The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to assess operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. All results discussed in this section are from continuing operations, unless otherwise stated.

IFRS 16 "Leases" was adopted by the Group on 1 November 2019 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4, except where otherwise highlighted to better enable a period-on-period comparison. See note 3 for further details.

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	As reported	CCY	CCY Change
Alternative performance measures:	$m	$m	%
Revenue	1,454.2	1,638.6	(11.3)%
Operating costs included in Adjusted EBITDA	(902.0)	(985.4)	(8.5)%
Adjusted EBITDA	552.2	653.2	(15.5)%
Adjusted EBITDA margin %	38.0%	39.9%	(1.9) ppt

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	As reported	As reported	Change
Statutory performance measures:	$m	$m	%
Revenue	1,454.2	1,657.1	(12.2)%
Operating (loss)/ profit	(906.7)	32.6	(2,881.3)%
Loss for the period from continuing operations	(1,029.3)	(78.3)	(1,214.6)%
(Loss)/profit for the period from discontinued operation	(2.7)	1,475.4	(100.2)%
(Loss)/profit for the period from continuing and discontinued operations	(1,032.0)	1,397.1	(173.9)%

Revenue
The Group generated revenue of $1,454.2m in the six months ended 30 April 2020, which represents a decline of 12.2% on the results for the six months ended 30 April 2019. The rate of decline includes a 0.9% decrease due to the strengthening of the dollar against most major currencies.

In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis ("CCY") between the six months ended 30 April 2020 and the six months ended 30 April 2019. Excluding the impact of foreign exchange, revenue declined by 11.3%. Revenue performance presented on a CCY basis can be found below.

	Six months ended 30 April 2020(unaudited)					CCY % change toSix months ended 30 April 2019(unaudited)
	Licence	Maintenance	SaaS & other recurring	Consulting	Total	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio:
Application Modernisation & Connectivity ("AMC")	60.4	160.5	-	5.2	226.1	(15.2)%	(1.0)%	-%	(3.7)%	(5.3)%
Application Delivery Management ("ADM")	46.7	223.2	38.4	7.7	316.0	(25.0)%	(9.3)%	(8.4)%	(23.8)%	(12.3)%
IT Operations Management ("ITOM")	69.7	284.0	1.4	56.7	411.8	(34.9)%	(16.3)%	(77.4)%	(12.9)%	(20.5)%
Security	65.6	206.2	16.7	17.7	306.2	(4.1)%	(0.7)%	(11.2)%	(25.3)%	(3.9)%
Information Management & Governance ("IM&G")	25.2	92.4	68.1	8.8	194.5	(19.2)%	0.4%	(10.2)%	3.5%	(6.3)%
Revenue before haircut	267.6	966.3	124.6	96.1	1,454.6	(21.3)%	(7.7)%	(12.7)%	(14.8)%	(11.5)%
Haircut	-	(0.3)	(0.1)	-	(0.4)	-%	(91.9)%	(80.0)%	-%	(90.5)%
Revenue*	267.6	966.0	124.5	96.1	1,454.2	(21.3)%	(7.4)%	(12.4)%	(14.8)%	(11.3)%

Regional:
North America	101.9	493.3	94.3	32.7	722.2	(33.4)%	(11.5)%	(10.4)%	(23.1)%	(15.9)%
International	118.0	366.9	23.6	51.5	560.0	(12.9)%	(3.7)%	(22.4)%	(9.2)%	(7.2)%
Asia Pacific & Japan	47.7	106.1	6.7	11.9	172.4	(7.4)%	(2.7)%	(4.3)%	(12.5)%	(4.8)%
Revenue before haircut	267.6	966.3	124.6	96.1	1,454.6	(21.3)%	(7.7)%	(12.7)%	(14.8)%	(11.5)%
Haircut	-	(0.3)	(0.1)	-	(0.4)	-%	(91.9)%	(80.0)%	-%	(90.5)%
Revenue*	267.6	966.0	124.5	96.1	1,454.2	(21.3)%	(7.4)%	(12.4)%	(14.8)%	(11.3)%

 *The trends discussed in this section are presented after the impact of the deferred revenue haircut (see Alternative Performance Measures).

In February 2020, the Group set out the findings of the Strategic and Operational review, which informed the Company's plan to stabilise revenues by FY23. This plan included a transformation of our Go-to-Market function and a transition of elements of the portfolio to a SaaS or subscription offering, both of which would have an adverse impact on revenue in the current financial year. As a result, the Group anticipated a decline in revenues of between minus 6 to minus 8 percent for the 12 months ending 31 October 2020. Our expectations for the six months ended 30 April 2020 at the time, were for performance to be broadly consistent with the decline of 9.3% witnessed in the second half of FY19 as those transformational activities are undertaken.

This guidance was issued before the severity of COVID-19 became apparent which has caused further disruption to new sales activity in the six months ended 30 April 2020. Specifically, the Group identified a slowdown in customer buying behaviour in April 2020 resulting in the deferral of some projects involving new licence and services revenues as well as delays to some maintenance renewals. The estimated impact of this was at least 2% on revenues in the period.

Revenue performance in the six months ended 30 April 2020 by stream:

Licence Revenue
Licence revenue declined by 21.3% in the six months ended 30 April 2020 on a CCY basis. Licence revenue is generated through new customer projects and as such, is the revenue stream impacted most by the Go-to-Market transformation activities undertaken in the period compounded by COVID-19, as customers seek to delay investment decisions until the full impact is better understood.

Within this revenue stream, the Group had contract delays as a result of COVID-19, which on a combined basis totalled approximately $20.0m (approximately 6 percentage points of the decline). The remainder of the decline (approximately 15 percentage points) was broadly anticipated and driven in part by the structural changes the Group has made to the sales force in the current financial period. At a product Group level, the changes made to the Go-to-Market function were not product specific and were pervasive across the product groups.

Maintenance Revenue
Maintenance revenue declined by 7.4% in the six months ended 30 April 2020 on a CCY basis with the vast majority of the decline arising within our ITOM and ADM product groups which declined by 16.3% and 9.3% respectively. Maintenance revenue within the other segments was broadly flat year-on-year.

The performance in ITOM and ADM was disappointing and compounded the year-on-year impact of certain one-offs which were factored into the guidance issued by the Group in February 2020. The timing of these one offs and the consequential impact on revenue phasing, means that the maintenance decline is not indicative of the underlying trend within these product groups, however looking beyond these one off factors underlying performance needs to improve. Initial corrective actions have been identified and are in execution with more comprehensive assessments of any additional, substantive actions required being undertaken in parallel.

In April 2020, a small number of customers delayed decisions in respect of maintenance renewals. The Group believes these to be delays rather than cancellations and in the majority of cases we expect the customer to renew in the second half of FY20. There were also examples of smaller or partial renewals which are being investigated to ensure mitigation actions are in place to minimise the impact of this going forward. Renewal rates continue to vary at a product level and we see opportunity for improvement in all portfolios. The Group has a comprehensive plan to stabilise the rate of the maintenance decline and this work is a focus of the transformation of our Go-to-Market function. In addition, actions have already been taken to realign resources and improve focus on improving performance across all portfolios but specifically within ITOM and ADM.

The longer term impact of COVID-19 on the investment decisions of our customer base remains largely unknown. However, our software supports mission critical applications and infrastructure which our customers rely on to run their businesses.

SaaS and other recurring revenue
SaaS and other recurring revenue decreased by 12.4% in the six months ended 30 April 2020 on a CCY basis.

In the six months ended 30 April 2020, we have continued to rationalise unprofitable SaaS operations and practices and refocused resources and investments. This has led to a revenue decline in all product segments and geographies as we re-position offerings and deliver product enhancements.

Longer term we intend to transition certain parts of our portfolios to subscription or SaaS revenue models. This transition will be a multi-period transition with FY20 predominately focussing on developing the capabilities within the Security and Big Data product areas.

Consulting Revenue
Consulting revenue declined by 14.8% in the six months ended 30 April 2020 on a CCY basis. In the period, the consulting revenue stream was adversely impacted by COVID-19 with delays in certain customer projects where physical access to customer sites is required, in addition to planned reductions.

These reductions arise from the Group's continued actions to re-position consulting contracts to support the sale of new licenses and retention of the installed base. This work is broadly complete and the Group anticipates this revenue stream to stabilise in future accounting periods subject to the current impact of COVID-19.

Adjusted EBITDA (after adopting IFRS 16)
The Group generated an Adjusted EBITDA of $552.2m, at an Adjusted EBITDA margin of 38.0% in the six months ended 30 April 2020 (six months ended 30 April 2019: $653.2m, 39.9% on a CCY basis). This includes a year-on-year benefit of approximately $34.7m as a result of IFRS 16.

The Group has been able to mitigate the COVID-19 revenue impact on Adjusted EBITDA primarily due to the close management of variable and discretionary costs in addition to a reduction in certain costs as a direct result of COVID-19.

The company has reacted quickly to ensure a balanced approach to mitigating the immediate risks whilst continuing to make progress on the actions taken as a result of the Strategic and Operational Review. As such, the investments outlined as part of that review are broadly continuing as planned. Outside of these investments, mitigating actions including a hiring freeze in all but exceptional circumstances, as well as reductions in all discretionary spending, are now in place. The Group is prepared to implement further actions in reducing costs, in the event the pandemic has a prolonged impact on trading performance.

Currency impact
During the six months to 30 April 2020, 59.9% of our revenues were contracted in US Dollars, 19.1% in Euros, 5.1% in Sterling, 3.3% in Canadian Dollars and 12.6% in other currencies. In comparison, 44.3% of our costs were US Dollar denominated, 14.4% in Euros, 13.1% in Sterling, 5.7% in Indian rupee and 22.5% in other currencies.

The weighting of revenue and costs means that if the USD to EUR, CAD, JPY or AUD exchange rates move during the period, the revenue impact is greater than the costs impact, whilst if USD to GBP or INR rates move during the period the cost impact exceeds the revenue impact. Consequently, actual USD Adjusted EBITDA can be impacted by significant movements in USD to EUR, AUD, CAD, JPY, GBP and INR exchange rates.

The currency movement for the US Dollar against Euro, GBP, CAD, AUD and INR was a strengthening of 2.9%, 1.1%, 0.9%, 7.3% and 2.8% respectively; and a weakening against JPY of 2.3% when looking at the average exchange rates in the six months to 30 April 2020 compared to those in the six months to 30 April 2019.

In order to provide CCY comparatives, the Group has restated the revenue and Adjusted EBITDA for the six months ended 30 April 2019 at the same average exchange rates as those used in the reported results for the six months ended 30 April 2020. In the six months ended 30 April 2019, the currency impact has reduced the 2019 comparable revenue and costs by 1.1% and 0.9% respectively. The net impact for the Group results using CCY was a decrease of the 2019 comparable revenue of $18.5m and a decrease of $9.1m Adjusted EBITDA.

Operating (loss)/profit to Adjusted EBITDA
The Operating loss for the six months ended 30 April 2020 was $906.7m, after a goodwill impairment charge of $922.2m, compared to an Operating profit of $32.6m in the six months ended 30 April 2019.

The Operating (loss)/profit includes the impact of certain items that management believes do not directly reflect our underlying performance. These include exceptional items, share based compensation, amortisation of purchased intangibles and depreciation of property, plant and equipment.

The key driver for the operating loss in the period reflects the impairment of goodwill of $922.2m recorded in the period which is discussed in more detail below.

A reconciliation between Operating (loss)/profit and Adjusted EBITDA is shown below:

	Six months ended 30 April 2020 As reported (unaudited)	Six months ended 30 April 2019 As reported (unaudited)	Change
	$m	$m	%
Operating (loss)/profit	(906.7)	32.6	(2,881.3)%
Exceptional items (reported in Operating (loss)/profit)	1,048.4	161.4	549.6%
Share-based compensation charge	8.2	70.0	(88.3)%
Amortisation of intangible assets	340.4	356.3	(4.5)%
Depreciation of property, plant and equipment	61.1	32.8	86.3%
Product development intangible costs capitalised	(6.9)	(10.3)	33.0%
Foreign exchange losses	7.7	19.5	(60.5)%
Adjusted EBITDA at reported rates	552.2	662.3	(16.6)%
Foreign exchange	-	(9.1)	n/a
Adjusted EBITDA at CCY	552.2	653.2	(15.5)%

Exceptional items (included within Operating (loss)/profit)

	Six months ended 30 April 2020 As reported (unaudited)	Six months ended 30 April 2019 As reported (unaudited)
	$m	$m
System and IT infrastructure costs	71.5	80.9
Integration costs incurred as a result of HPE Software business acquisition	31.4	56.0
Severance as a result of the HPE Software business acquisition	21.7	15.7
Property costs as a result of the HPE Software business acquisition	1.6	10.6
MF/HPE Software business integration related costs	126.2	163.2
Goodwill impairment charge	922.2	-
Gain on disposal of Atalla	-	(4.4)
Other acquisition costs	-	2.6
Total exceptional costs (reported in Operating (loss)/profit) *	1,048.4	161.4

*Exceptional costs exclude the loss from discontinued operation relating to the disposal of SUSE of $2.7m (six months ended 30 April 2019: profit $1,446.9m), which is separately included in the (loss)/profit from discontinued operations.

In the six months ended 30 April 2020, exceptional costs reported in the Operating (loss)/profit increased from $161.4m to $1,048.4m. The costs incurred in the period primarily include:

●            System and IT infrastructure costs of $71.5m, which principally reflect the IT design, build and migration onto a single IT platform;

●            Integration costs of $31.4m across a wide range of projects undertaken to conform, simplify and increase efficiency across the business;

●            Severance costs of $21.7m in relation to ongoing headcount reductions as the Group continues to remove duplication and simplify the continuing operations as a result of the acquisition of HPE Software; and

●            Property costs of $1.6m as the Group continues the process of simplifying the real estate footprint.

●            A goodwill impairment charge of $922.2m was made in the period (note 11). This impairment charge is attributable to the increased economic uncertainty as a result of COVID-19, which has led to increased discount rates and expected disruption to new sales activity and timing pressure on renewals.

As set out within the Chief Executive Officer's statement, the IT System development has been re-phased such that the legacy Micro Focus business is expected to transition to the new IT environment from November 2020 and the Legacy HPE Software business following in early 2021. The COVID-19 pandemic has meant that the delivery of a Single IT platform on a global scale has been delayed in part by restrictions caused by the virus, particularly due to operational and travel restrictions in relation to our integration partners and our staff working on the project.

Further information on exceptional costs can be found in note 7 to the Condensed Consolidated Interim Financial Statements.

Net finance costs
Net finance costs were $129.3m in the six months ended 30 April 2020, compared to $132.2m in the six months ended 30 April 2019.

In May 2020, the Group launched the refinancing of its $1,414.7m Term Loan B-2 due in November 2021. As part of this refinancing, the Group raised $650m and €600m in new five-year Term Loan B financing. In addition, the Group repaid approximately $143.0m of the existing Term Loan B-2 using existing liquidity. As a result of this refinancing, the cash cost of interest will increase by approximately $25m per annum.

This debt raising was subject to substantial demand, demonstrating the strength of the Group's highly cash generative operating model. The success of the refinancing was particularly notable in light of the volatility seen in the wider markets as a result of COVID-19.  Following the completion of the Transaction, the Group has extended the average maturity of Micro Focus's debt capital structure from 3.2 years to 4.2 years. The Group is now fully financed with the new Term Loan due for maturity in June 2024.

Taxation
Tax for the six months ended 30 April 2020 was a credit of $6.7m (2019: credit of $21.3m) on continuing operations. The tax charge on Adjusted Profit before tax for the six months ended 30 April 2020 was $77.0m (2019: $95.5m), which represents an effective tax rate ("ETR") on Adjusted Profit before Tax ("Adjusted ETR") of 24.0% (2019: 20.5%). Given the uncertainty in respect of COVID-19 it would not be appropriate to provide Adjusted ETR guidance for the current financial period. The Group's forecast Adjusted ETR in the medium term remains at 25%, subject to uncertainties regarding the longer term impacts of COVID-19, including any potential changes to relevant tax legislation.

In April 2019 the European Commission published its final decision on its state aid investigation into the UK's Financing Company Partial Exemption legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments, including ongoing appeals. The Group has calculated the maximum potential liability to be $60.3m, however based on its current assessment the Group believes that no provision is required in respect of this issue.

Earnings per share
The Group's earnings per share ("EPS") on a basic, diluted and adjusted basis are as follows:

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)	Growth /(Decline)
	cents	cents	%
EPS from continuing operations:
Basic EPS	(308.40)	(18.79)	(1,541.3)%
Diluted EPS	(308.40)	(18.79)	(1,541.3)%

Basic Adjusted EPS	73.04	88.86	(17.8)%
Diluted Adjusted EPS	72.10	85.53	(15.7)%

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(309.21)	335.32	(192.2)%
Diluted EPS	(309.21)	322.74	(195.8)%

Basic Adjusted EPS	73.04	96.30	(24.2)%
Diluted Adjusted EPS	72.10	92.69	(22.2)%

 Full details are set out in the "Alternative performance measures" section of these interim financial statements.

Cash Generation
The following section sets out the cash generation for the Group, the comparative period includes the SUSE business up to the point at which the operations were sold on 28 February 2019.

The Group's Adjusted cash conversion ratio, defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating (loss)/profit and excluding any goodwill impairment charge, as this is deemed non-cash related), for the six months ended 30 April 2020 was 131.5% compared to 115.1% in the comparable period. This cash conversion in the half was at the upper end of our expectations driven by strong working capital management which is pleasing given the backdrop of COVID-19.

	Six months ended 30 April 2020	Six months ended 30 April 2019
	$m	$m
Cash generated from operations	560.4	622.6

Adjusted EBITDA
- Continuing operations	552.2	662.3
- Discontinued operation	-	39.8
Total Adjusted EBITDA	552.2	702.1
Less: Exceptional items (reported in Operating (loss)/profit)	(1,048.4)	(161.4)
Exclude: Goodwill impairment charge	922.2	-
Adjusted EBITDA less exceptional items	426.0	540.7

Adjusted Cash conversion ratio	131.5%	115.1%

The cash flow for the Group for the six months ending 30 April 2020 was:

	Six months ended 30 April 2020	Six months ended 30 April 2019
	$m	$m
Total Adjusted EBITDA	552.2	702.1
Less:
Exceptional items (reported in Operating (loss)/profit)	(1,048.4)	(161.4)
Movements in provisions	22.1	23.0
Goodwill impairment charge	922.2	-
Other non-cash items	13.3	11.6
Cash generated from operations before working capital	461.4	575.3
Movement in working capital	99.0	47.3
Cash generated from operations	560.4	622.6
Interest payments	(105.5)	(117.7)
Bank loan costs	(1.1)	-
Tax payments	(65.5)	(39.1)
Purchase of intangible assets	(36.5)	(12.8)
Purchase of property, plant and equipment	(6.1)	(23.1)
Lease related interest and capital payments1	(40.8)	(10.4)
Free cash flow	304.9	419.5

1 Lease related interest and capital payments are now included as a financing cash flow following the adoption of IFRS 16 (note 3).

The Group generated a free cash flow of $304.9m. The year-on-year comparison of free cash flow has been impacted by the disposal of SUSE in the previous accounting period and the adoption of IFRS 16. The six months ended 30 April 2019 included net cash flows from operating activities for discontinued operation (i.e. SUSE), which generated an Adjusted EBITDA of $40.0m compared to $nil in the current period.

The impact of IFRS 16 is such that the presentation of individual line items; notably Adjusted EBITDA, Interest payments and lease related interest and capital payments are not comparable year-on-year. In the table above, the presentation of free cash flow in the six months ended 30 April 2019 has been revised to include lease related interest and capital payments. This means total free cash flow is not impacted year-on-year by changes to IFRS 16 and is therefore comparable.

The Group had a working capital inflow of $99.0m in the six months ended 30 April 2020. This inflow was due to a combination of the natural seasonality of cash collections within the business in which the Group typically collects the peak quarter four billings in the first half of the following financial year combined with a focus on working capital. The Group continues to target a cash conversion of between 95-100% over the medium-term.

Net Debt

	30 April 2020	30 April 2020	30 April 2019
	Post-IFRS 16	Pre-IFRS 16	Pre-IFRS 16
	$m	$m	$m
Borrowings	(4,855.4)	(4,855.4)	(4,649.2)
Cash and cash equivalents	808.1	808.1	2,666.2
Lease obligations (2019: finance lease obligations)	(264.7)	(21.1)	(24.5)
Net Debt	(4,312.0)	(4,068.4)	(2,007.5)
Return of Value	-	-	(1,800.0)
Adjusted Net Debt*	(4,312.0)	(4,068.4)	(3,807.5)

Trailing 12 months Adjusted EBITDA (continuing operations):
Six months to 30 April	552.2	517.5	662.3
Six months to 31 October	730.5	700.2	759.1
	1,282.7	1,217.7	1,421.4

Net Debt / Adjusted EBITDA ratio	3.4 times	3.3 times	1.4 times
Adjusted Net Debt / Adjusted EBITDA ratio	3.4 times	3.3 times	2.7 times

* Adjusted Net debt of $3,807.5m for the six months ended 30 April 2019, excludes the $1,800.0m which was paid to shareholders in May 2019 in relation to the Return of Value.

Post-IFRS 16, the Group's net debt was $4,312.0m which equates to an Adjusted Net Debt to Adjusted EBITDA ratio of 3.36 times. On 1 November 2019, the Group adopted IFRS 16 which, for the purposes of leverage has the impact of increasing net debt and Adjusted EBITDA. The above analysis presents Net debt and leverage pre-IFRS (i.e. like-for-like with prior year) and post-IFRS which is the basis the business will adopt going forward.

Net Debt (pre-IFRS 16) was $4,068.4m as at 30 April 2020, compared to $3,807.5m as at 30 April 2019. The increase in net debt between the periods was driven by the payment of one off tax liabilities in relation to the SUSE disposal in the second half of FY19 totalling approximately $260.0m. Excluding these payments, the Group's cash generation would have resulted in a reduction in Adjusted Net Debt in the last twelve months.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus with a medium-term target net debt to Adjusted EBITDA multiple of 2.7 times. The Group is confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. The level of interest payments on the term loans remain at a manageable level relative to the scale of the Group.

The movements on the Group loans, before unamortised facility costs, in the six months to 30 April 2020 were as follows:

	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At 1 November 2019	1,414.7	368.2	2,486.3	505.8	-	4,775.0
Draw downs	-	-	-	-	175.0	175.0
Foreign exchange	-	-	-	(13.7)	-	(13.7)
At 30 April 2020	1,414.7	368.2	2,486.3	492.1	175.0	4,936.3

As noted above, on 29 May 2020, the Group refinanced the Term Loan B-2 with two new loan tranches, each with a five year maturity, alongside a $143.0m voluntary repayment.

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, of which $175.0m has been drawn as a precautionary measure following the COVID-19 outbreak.

Consolidated statement of financial position

The Group's Consolidated statement of financial position is presented later in this document. A summarised version is presented below:

	30 April 2020 (unaudited) $m	31 October 2019 (audited) $m
Non-current assets	11,600.6	12,846.7
Current assets	1,619.3	1,448.1
Total assets	13,219.9	14,294.8

Current liabilities	1,946.1	1,802.0
Non-current liabilities	6,269.5	6,216.5
Total liabilities	8,215.6	8,018.5
Net assets	5,004.3	6,276.3

Total equity attributable to owners of the parent	5,002.9	6,275.0
Non-controlling interests	1.4	1.3
Total equity	5,004.3	6,276.3
The net assets of the Group have decreased by $1,272.0m from $6,276.3m to $5,004.3m from 31 October 2019.

In the period, the key movements were as follows:

●         Non-current assets decreased by $1,246.1m to $11,600.6m primarily due to a goodwill impairment charge of $922.2m, a revaluation loss of $150.0m on goodwill, a $356.2m decrease in other intangible assets (including primarily $340.4m of amortisation, $50.4m of exchange rate changes, offset by $36.5m of additions) and an increase of $220.6m for right-of-use assets related to the adoption of IFRS 16.

●          Current assets increased by $171.2m to $1,619.3m primarily due to a $452.4m increase in cash and cash equivalents offset by a $288.0m decrease in trade and other receivables.

●         Current liabilities increased by $144.1m to $1,946.1m, primarily due to the drawdown of $175.0m revolving credit facility, a $70.4m increase in lease obligations including the impact of IFRS 16, offset by a decrease in trade and other payables of $109.4m.

●         Non-current liabilities increased by $53.0m to $6,269.5m, primarily due to an increase of $170.8m in lease obligations related to the adoption of IFRS 16, a $58.2m increase in the derivative liability, offset by a $108.7m decrease in deferred tax liabilities, a $25.7m decrease in provisions and a $27.4m decrease in contract liabilities.

●         Total equity attributable to the owners of the parent decreased by $1,272.0m from $6,276.3m to $5,004.3m in the six months to 30 April 2020. The adoption of IFRS 16 decreased opening equity by $11.3m. Of the remaining $1,260.7m decrease this was primarily driven by the loss in the period of $1,032.0m, other comprehensive income movements of $239.1m (including $195.8m foreign exchange reserve movements and $47.1m of hedging reserve movements), offset by $12.6m of share option movements.

Group Risk Factors

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation.

The six months ended 30 April 2020 saw enormous changes, as COVID-19 developed from a localised outbreak in China in early January into a burgeoning global pandemic by late February. COVID-19 presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group's business. The board continues to closely monitor how matters develop and is taking prudent steps to mitigate any potential impacts to the health and safety of employees, customers, partners, suppliers and other stakeholders, and to the successful operation of the business. A complete review of the Group Risk Register was undertaken for COVID-19 impacts across the Group, including the impacts on existing risks, and developments continue to be monitored on a cross-functional basis. The Group is following the guidance of the World Health Organization and other governmental health agencies, including with respect to travel restrictions. The Group remains prepared to implement appropriate mitigation strategies to minimise any potential business disruption and will continue to carry out a regular and robust assessment and management of the Group's risks. Given the uncertainty still surrounding the ultimate impact of COVID-19 over the global economy, we, along with other publicly listed companies, withdrew formal revenue guidance for the current financial year, as it is not possible to provide reliable forward guidance in the current environment.

Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its Risk Management Framework, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities.

The underlying principal risks and uncertainties facing the Group have not changed, from those set out in the Annual Report and Accounts for the 12 months ended 31 October 2019 (pages 57 to 63), with the exception of the broadening of the "Macro-economic environment and Brexit" risk to now include the impact of a pandemic. The principle risks and uncertainties are:

●          Products;
●          Go-to-Market models;
●          Competition;
●          Employees and culture;
●          Business strategy and change management;
●          IT systems and information;
●          Legal and regulatory compliance;
●          Intellectual property;
●          Treasury;
●          Tax;
●           Macro-economic environment, impact of a pandemic and Brexit;
●           Cyber security; and
●           Internal Controls over Financial Reporting.

These risks could cause future results to differ materially from historic results. Although the Group still considers these to be the most relevant risks and uncertainties, the Board's view is that, because of COVID-19, the overall risk trend is increasing. COVID-19 has significantly disrupted both global and local economies and resulted in measures being taken by the respective governments to mitigate the most severe impacts of the outbreak in their jurisdictions. In common with many businesses, the outbreak has resulted in a heightened operating risk environment for the Group, and so has impacts, both direct and indirect, across the Group's principal risks and uncertainties to varying degrees. In particular, the following principal risks and uncertainties are trending upwards; 'Employees and culture', 'Go-to-Market models', 'Macro-economic environment, impact of pandemic and Brexit', 'Business Strategy and Change management' and 'Cyber security'. The ongoing impact of COVID-19 is a significant risk facing the Group at least for the remainder of the current financial year. COVID-19 is presenting the Group with a range of challenges relating to remote working, attendance on client sites and global travel. Similar to most companies, the Group's employees have been directly impacted by the lockdown restrictions put in place globally. This has led to more than 90% of the Group's workforce working from home and the resultant challenges of securely managing and utilising data remotely.

In addition, the Group identified a slowdown in customer buying behaviour in April 2020 leading to a deferral of projects involving new licence and services revenues as well as delays to some maintenance renewals. The impact of this is estimated to be at least 2% on revenues in the period. While the ultimate impact on the global economy is unknown, as is the timing and extent to which that impact flows through into customer spending plans on enterprise software, at a minimum the Group believes it appropriate to be prepared for a level of disruption to its new sales activity and timing pressure on renewals

In response to the threats and to minimise the disruption and to maintain continuity of operations, the Group has established a cross functional COVID-19 Steering Committee, sponsored by the CEO, reporting directly to the board. The COVID-19 Steering Committee directs a global COVID-19 business continuity framework across the Group, including a network of regional response teams and an IT COVID-19 incident management group. The Group also maintains a cross functional COVID-19 resource centre, supporting employees and business activities in adapting to the changes.

The impact of the COVID-19 pandemic is also referenced in the Chief Executive Officer's statement and notes 2 and 11 to these unaudited Condensed Consolidated Interim Financial Statements.

Brian McArthur-Muscroft
Chief Financial Officer
6 July 2020

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge:

●            the condensed set of financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU;

●            the interim management report includes a fair review of the information required by:

a)    DTR 4.2.7R of the Disclosure Guidance and Transparency Rules , being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)    DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Stephen Murdoch and Brian McArthur-Muscroft.

The current non-executive directors of the Company, all of whom are independent are Greg Lock, Karen Slatford, Richard Atkins, Amanda Brown, Lawton Fitt, Robert Youngjohns and Sander Van 't Noordende.

Biographies for each director are included on the Company's website: www.microfocus.com.

By order of the board,

Stephen Murdoch	Brian McArthur-Muscroft
Chief Executive Officer	Chief Financial Officer
6 July 2020

Alternative performance measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The Group has reported unaudited results for the six months ended 30 April 2020 with a comparative unaudited period of the six months ended 30 April 2019.

1.            Impact of Deferred Revenue Haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	Six months ended 30 April 2020 (unaudited)			Six months ended 30 April 2019 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Revenue before deferred revenue haircut	1,454.6	-	1,454.6	1,661.3	127.1	1,788.4
Unwinding of fair value adjustment to acquired deferred revenue	(0.4)	-	(0.4)	(4.2)	(0.1)	(4.3)
Revenue	1,454.2	-	1,454.2	1,657.1	127.0	1,784.1

2.              EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), exceptional items including the loss/(profit) on disposal of discontinued operation, share-based compensation, product development intangible cost capitalised and foreign exchange gains/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●     Exceptional items (note 7), including the loss/(profit) on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

Alternative performance measures continued

2.                EBITDA and Adjusted EBITDA (continued)

●     Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●     Charges for the amortisation of intangibles are excluded from the calculation of Adjusted EBITDA. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group's underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

●     Foreign exchange movements are excluded from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

●     Actual spend on product development costs during the period is deducted from EBITDA as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS38 "Intangible Assets" and on the period of their estimated economic benefit.  In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

The following table is a reconciliation from (loss)/profit for the period to EBITDA and Adjusted EBITDA:

	Six months ended 30 April 2020 (unaudited)			Six months ended 30 April 2019 (unaudited)
	Continuing Operations	Discontinued Operation	Total	Continuing operations	Discontinued Operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit for the period	(1,029.3)	(2.7)	(1,032.0)	(78.3)	1,475.4	1,397.1
Finance costs	130.9	-	130.9	144.7	-	144.7
Finance income	(1.6)	-	(1.6)	(12.5)	-	(12.5)
Taxation	(6.7)	(0.3)	(7.0)	(21.3)	289.0	267.7
Share of results of associates	-	-	-	-	0.3	0.3
Depreciation of property, plant and equipment	61.1	-	61.1	32.8	-	32.8
Amortisation of intangible assets	340.4	-	340.4	356.3	-	356.3
EBITDA	(505.2)	(3.0)	(508.2)	421.7	1,764.7	2,186.4
Exceptional items (reported in loss/(profit) from discontinued operation)	-	3.0	3.0	-	(1,727.2)	(1,727.2)
Exceptional items (reported in Operating (loss)/profit)	1,048.4	-	1,048.4	161.4	-	161.4
Share-based compensation charge	8.2	-	8.2	70.0	2.5	72.5
Product development intangible costs capitalised	(6.9)	-	(6.9)	(10.3)	-	(10.3)
Foreign exchange loss/(gain)	7.7	-	7.7	19.5	(0.2)	19.3
Adjusted EBITDA	552.2	-	552.2	662.3	39.8	702.1

Revenue	1,454.2	-	1,454.2	1,657.1	127.0	1,784.1
Adjusted EBITDA Margin	38.0%	n/a	38.0%	40.0%	31.3%	39.4%

Alternative performance measures continued

3.           Adjusted profit before tax
Adjusted profit before tax is defined as (loss)/profit before tax excluding the effects of, share-based compensation, the amortisation of purchased intangible assets and all exceptional items including loss/(profit) on disposal of discontinued operation. These items are individually material items that are not considered to be representative of the trading performance of the Group. Adjusted profit before tax is presented as it is required for the calculation of the Group's effective tax rate. Adjusted profit before tax is an Alternative Performance Measure.

The following table is a reconciliation from (loss)/profit before tax for the period to Adjusted profit before tax:

	Six months ended30 April 2020(unaudited)			Six months ended30 April 2019(unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(1,036.0)	(3.0)	(1,039.0)	(99.6)	1,764.4	1,664.8

Share-based compensation charge	8.2	-	8.2	70.0	2.5	72.5
Amortisation of purchased intangibles	300.3	-	300.3	333.9	-	333.9
Exceptional items, including loss/(profit) on disposal of discontinued operation	1,048.4	3.0	1,051.4	161.4	(1,727.2)	(1,565.8)
Adjusting items	1,356.9	3.0	1,359.9	565.3	(1,724.7)	(1,159.4)

Adjusted profit before tax	320.9	-	320.9	465.7	39.7	505.4

4.           Adjusted Effective Tax Rate
The Adjusted Effective Tax Rate is defined as the reported tax (charge)/credit on continuing operations, less tax on adjusting items on continuing operations (share-based compensation, the amortisation of purchased intangible assets and exceptional items), divided by the Adjusted Profit Before Tax on continuing operations (defined above). This is an Alternative Performance Measure and is presented because management believe it is important to understanding the Group's tax position on its trading performance.

The tax charge on Adjusted profit before tax for the six months ended 30 April 2020 was $77.0m (2019: $95.5m charge), which represents an effective tax rate on Adjusted profit before tax ("Adjusted ETR") of 24.0% (2019: 20.5%). The calculation of the Adjusted ETR is set out below.

Effective tax rate (continuing operations)	Six months ended 30 April 2020 (unaudited)
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(1,036.0)	1,356.9	320.9
Taxation	6.7	(83.7)	(77.0)
(Loss)/profit after tax	(1,029.3)	1,273.2	243.9
Effective tax rate	0.6%		24.0%

Effective tax rate (continuing operations)	Six months ended 30 April 2019 (unaudited)
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(99.6)	565.3	465.7
Taxation	21.3	(116.8)	(95.5)
(Loss)/profit after tax	(78.3)	448.5	370.2
Effective tax rate	21.4%		20.5%

In computing Adjusted profit before tax for the six months ended 30 April 2020, $1,356.9m (six months to 30 April 2019: $565.3m) of adjusting items have been added back and the associated tax credit of $83.7m (six months ended 30 April 2019: $116.8m) (see Adjusted profit before tax section above).

Alternative performance measures continued

5.           Adjusted Earnings per Share and Diluted Adjusted Earnings per Share
The Adjusted Earnings per Share ("EPS") is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the loss/(profit) on the disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group's EPS.

	Six months ended 30 April 2020	Six months ended 30 April 2019
	(unaudited)	(unaudited)
CENTS

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(308.40)	(18.79)
Diluted EPS - cents1	(308.40)	(18.79)
Basic Adjusted EPS - cents	73.04	88.86
Diluted Adjusted EPS - cents	72.10	85.53

EPS from discontinued operation
Basic EPS - cents	(0.81)	354.12
Diluted EPS - cents1	(0.81)	340.82
Basic Adjusted EPS - cents	-	7.44
Diluted Adjusted EPS - cents	-	7.16

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(309.21)	335.32
Diluted EPS - cents1	(309.21)	322.74
Basic Adjusted EPS - cents	73.04	96.30
Diluted Adjusted EPS - cents	72.10	92.69

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(240.89)	(14.52)
Diluted EPS - pence1	(240.89)	(14.52)
Basic Adjusted EPS - pence	57.05	68.67
Diluted Adjusted EPS - pence	56.31	66.09

EPS from discontinued operation
Basic EPS - pence	(0.63)	273.64
Diluted EPS - pence1	(0.63)	263.37
Basic Adjusted EPS - pence	-	5.75
Diluted Adjusted EPS - pence	-	5.53

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(241.52)	259.12
Diluted EPS - pence1	(241.52)	249.39
Basic Adjusted EPS - pence	57.05	74.42
Diluted Adjusted EPS - pence	56.31	71.62

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. In the six months ended 30 April 2019, there were total earnings attributable to ordinary equity shareholders of the Company of $1,397.1m and therefore the effect of dilutive securities was reflected in the total Diluted EPS.

Alternative performance measures continued

5.   Adjusted Earnings per Share and Diluted Adjusted Earnings per Share (continued)

	Six months ended 30 April 2020	Six months ended 30 April 2019
	(unaudited)	(unaudited)
	$m	$m
(Loss)/profit for the period	(1,032.0)	1,397.1
Non-controlling interests	(0.1)	-
Earnings attributable to ordinary shareholders	(1,032.1)	1,397.1

From continuing operations1	(1,029.4)	(78.3)
From discontinued operation	(2.7)	1,475.4
Earnings attributable to ordinary shareholders	(1,032.1)	1,397.1

Adjusting items:
Exceptional items, including loss/(profit) on disposal of discontinued operation	1,051.4	(1,565.8)
Share-based compensation charge	8.2	72.5
Amortisation of purchased intangibles	300.3	333.9
	1,359.9	(1,159.4)
Tax relating to above adjusting items	(84.0)	163.5

Adjusted earnings attributable to ordinary shareholders	243.8	401.2

From continuing operations	243.8	370.2
From discontinued operation	-	31.0
Adjusted earnings attributable to ordinary shareholders	243.8	401.2

Weighted average number of shares:	Number (m)	Number (m)
Basic	333.8	416.6
Effect of dilutive securities - Options	4.4	16.3
Diluted	338.2	432.9

1 For the purposes of calculating EPS measures Earnings and Adjusted earnings attributable to ordinary shareholders from continuing operations excludes the impact of non-controlling interests since these are not attributable to ordinary shareholders.

	Six months ended 30 April 2020 (unaudited)			Six months ended 30 April 2019 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including loss/(profit) on disposal of discontinued operation	1,048.4	3.0	1,051.4	161.4	(1,727.2)	(1,565.8)
Share-based compensation charge	8.2	-	8.2	70.0	2.5	72.5
Amortisation of purchased intangibles	300.3	-	300.3	333.9	-	333.9
	1,356.9	3.0	1,359.9	565.3	(1,724.7)	(1,159.4)
Tax relating to above adjusting items	(83.7)	(0.3)	(84.0)	(116.8)	280.3	163.5
	1,273.2	2.7	1,275.9	448.5	(1,444.4)	(995.9)

Alternative performance measures continued

6.           Operating Cash
Operating cash is defined as cash and cash equivalents excluding the drawn proportion of the revolving facility (note 12). This is presented as management believe it is important to understanding the Group's cash position. This new Alternative Performance Measure reflects the Group's cash position excluding the drawdown of the Revolving Credit Facility ("RCF"). The RCF was drawn as a precautionary measure in order to maximise liquidity in light of COVID-19. Operating cash excludes this drawn amount as it has not been generated through operating activities in the period.

	30 April 2020 (unaudited)	30 April 2019 (unaudited)
	$m	$m
Cash and cash equivalents	808.1	355.7
Drawn revolving facility (note 12)	(175.0)	-
Operating cash	633.1	355.7

7.           Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases which are now included as a financing cash flow following the adoption of IFRS 16 (note 3). This is presented as management believe it is important to the understanding of the Group's cash flow. This measure has been adjusted for IFRS 16 as the adoption of IFRS 16 has no impact on the Group's cash flow therefore management believe it would be misleading to show an increase in free cash flow. As a result, the 2019 comparative has been revised below to present free cash flow on a consistent basis as in 2020 following the adoption of IFRS 16.

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	$m	$m
Cash generated from operations	560.4	622.6
Less:
Interest payments	(105.5)	(117.7)
Bank loan costs	(1.1)	-
Tax payments	(65.5)	(39.1)
Purchase of intangible assets	(36.5)	(12.8)
Purchase of property, plant and equipment	(6.1)	(23.1)
Lease related interest and capital payments	(40.8)	(10.4)
Free cash flow	304.9	419.5

8.         Net Debt and Adjusted Net Debt
Net Debt is defined as cash and cash equivalents less net borrowings and lease obligations. The adoption of IFRS 16 has resulted in all lease obligations being included in Net Debt at 30 April 2020.

	30 April 2020 (unaudited)	31 October 2019 (audited)	30 April 2019 (unaudited)
	$m	$m	$m
Borrowings	(4,855.4)	(4,670.7)	(4,649.2)
Cash and cash equivalents	808.1	355.7	2,666.2
Lease obligations (2019: Finance lease obligations)	(264.7)	(23.5)	(24.5)
Net debt	(4,312.0)	(4,338.5)	(2,007.5)
Return of Value	-	-	(1,800.0)
Adjusted Net Debt	(4,312.0)	(4,338.5)	(3,807.5)

Alternative performance measures continued

9.            Adjusted cash conversion ratio
The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating (loss)/profit and excluding any goodwill impairment charge, as this is deemed non-cash related). This is presented as management believe it is important to the understanding the Group's conversion of underlying results to cash.

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	$m	$m
Cash generated from operations	560.4	622.6

Adjusted EBITDA	552.2	702.1
Less: exceptional items (reported in Operating (loss)/profit)	(1,048.4)	(161.4)
Excluded: Goodwill impairment charge	922.2	-
Adjusted EBITDA less exceptional items	426.0	540.7
Adjusted cash conversion ratio	131.5%	115.1%

10.     Constant Currency
The Group's reporting currency is the US Dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US Dollar based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US Dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	Six monthsended30 April 2020		Six monthsended30 April 2019
	Average	Closing	Average	Closing
£1 = $	1.28	1.25	1.29	1.29
€1 = $	1.10	1.09	1.13	1.12
C$ = $	0.74	0.72	0.75	0.74
ILS = $	0.29	0.29	0.27	0.28
100 JPY = $	0.92	0.94	0.90	0.89

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2020

		Six months ended 30 April 2020 (unaudited)			Six months ended 30 April 2019 (unaudited)
		Before Exceptional Items	Exceptional Items (note 7)	Total	Before Exceptional Items	Exceptional Items (note 7)	Total
Continuing operations	Note	$m	$m	$m	$m	$m	$m
Revenue	6	1,454.2	-	1,454.2	1,657.1	-	1,657.1
Cost of sales		(349.7)	(3.2)	(352.9)	(397.1)	(7.5)	(404.6)
Gross profit		1,104.5	(3.2)	1,101.3	1,260.0	(7.5)	1,252.5
Selling and distribution costs		(538.7)	(9.8)	(548.5)	(599.8)	(2.9)	(602.7)
Research and development expenses		(242.9)	(0.5)	(243.4)	(249.1)	(1.4)	(250.5)
Administrative expenses		(181.2)	(1,034.9)	(1,216.1)	(217.1)	(149.6)	(366.7)
Operating (loss)/profit		141.7	(1,048.4)	(906.7)	194.0	(161.4)	32.6

Finance costs		(130.9)	-	(130.9)	(144.7)	-	(144.7)
Finance income		1.6	-	1.6	12.5	-	12.5
Net finance costs		(129.3)	-	(129.3)	(132.2)	-	(132.2)

Loss before tax		12.4	(1,048.4)	(1,036.0)	61.8	(161.4)	(99.6)
Taxation	10	(24.1)	30.8	6.7	(7.8)	29.1	21.3
Loss from continuing operations		(11.7)	(1,017.6)	(1,029.3)	54.0	(132.3)	(78.3)
(Loss)/profit from discontinued operation (attributable to equity shareholders of the company)1		-	(2.7)	(2.7)	28.5	1,446.9	1,475.4
(Loss)/profit for the period		(11.7)	(1,020.3)	(1,032.0)	82.5	1,314.6	1,397.1

Attributable to:
Equity shareholders of the parent		(11.8)	(1,020.3)	(1,032.1)	82.5	1,314.6	1,397.1
Non-controlling interests		0.1	-	0.1	-	-	-
(Loss)/profit for the period		(11.7)	(1,020.3)	(1,032.0)	82.5	1,314.6	1,397.1

1  $1,446.9m of the comparative period profit from discontinued operation has been revised to show the gain on the disposal as an exceptional item (note 7) in line with the accounting policy.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2020

		Six months ended 30 April 2020 (unaudited)			Six months ended 30 April 2019 (unaudited)
		Before exceptional Items	Exceptional Items (note 7)	Total	Before e xceptional Items	Exceptional Items (note 7)	Total
	Note	$m	$m	$m	$m	$m	$m
(Loss)/profit for the period		(11.7)	(1,020.3)	(1,032.0)	82.5	1,314.6	1,397.1
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial gain/(loss) on pension schemes liabilities	14	4.8	-	4.8	(1.3)	-	(1.3)
Actuarial gain on non-plan pension assets	14	0.4	-	0.4	0.3	-	0.3
Deferred tax movement on pension schemes		(1.4)	-	(1.4)	0.8	-	0.8
Discontinued operation:
Actuarial loss on pension schemes liabilities	14	-	-	-	(0.1)	-	(0.1)
Actuarial gain on non-plan pension assets	14	-	-	-	0.1	-	0.1
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	13	(58.2)	-	(58.2)	(69.0)	-	(69.0)
Deferred tax movement on cash flow hedge movements		11.1	-	11.1	13.1	-	13.1
Deferred tax movement on currency translation differences		11.4	-	11.4	-	-	-
Currency translation differences - continuing operations		(207.2)	-	(207.2)	35.1	-	35.1
Other comprehensive expense for the period		(239.1)	-	(239.1)	(21.0)	-	(21.0)
Total comprehensive (expense)/income for the period		(250.8)	(1,020.3)	(1,271.1)	61.5	1,314.6	1,376.1
Attributable to:
Equity shareholders of the parent		(250.9)	(1,020.3)	(1,271.2)	61.5	1,314.6	1,376.1
Non-controlling interests		0.1	-	0.1	-	-	-
Total comprehensive (expense)/income for the period		(250.8)	(1,020.3)	(1,271.1)	61.5	1,314.6	1,376.1

Total comprehensive (expense)/income attributable to the equity shareholders of the company arises from:
Continuing operations		(250.8)	(1,017.6)	(1,268.4)	33.0	(132.3)	(99.3)
Discontinued operations		-	(2.7)	(2.7)	28.5	1,446.9	1,475.4
		(250.8)	(1,020.3)	(1,271.1)	61.5	1,314.6	1,376.1
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	9			(309.21)			335.32
- diluted	9			(309.21)			322.74
From continuing operations
- basic	9			(308.40)			(18.79)
- diluted	9			(308.40)			(18.79)

Earnings per share (pence)
From continuing and discontinued operations				pence			Pence
- basic	9			(241.52)			259.12
- diluted	9			(241.52)			249.39
From continuing operations
- basic	9			(240.89)			(14.52)
- diluted	9			(240.89)			(14.52)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Financial Position (unaudited)

	Note	30 April 2020 (unaudited) $m	31 October 2019 (audited) $m
Non-current assets
Goodwill	11	5,599.1	6,671.3
Other intangible assets		5,586.1	5,942.3
Property, plant and equipment		93.4	140.5
Right-of-use assets		220.6	-
Long-term pension assets	14	17.0	17.1
Contract-related costs		36.0	31.5
Other non-current assets		48.4	44.0
		11,600.6	12,846.7
Current assets
Inventories		0.3	0.1
Trade and other receivables		744.9	1,032.9
Contract-related costs		21.1	19.3
Current tax receivables	10	44.9	40.1
Cash and cash equivalents		808.1	355.7
Total current assets		1,619.3	1,448.1
Total assets		13,219.9	14,294.8

Current liabilities
Trade and other payables		501.6	611.0
Borrowings	12	169.4	-
Lease obligations (2019: Finance leases)		82.2	11.8
Provisions		34.3	29.3
Current tax liabilities	10	140.8	104.0
Contract liabilities		1,017.8	1,045.9
		1,946.1	1,802.0
Non-current liabilities
Contract liabilities		122.5	149.9
Borrowings	12	4,686.0	4,670.7
Lease obligations (2019: Finance leases)		182.5	11.7
Derivative liability	13	94.7	36.5
Retirement benefit obligations	14	138.4	141.4
Provisions		23.4	49.1
Other non-current liabilities		40.6	50.4
Current tax liabilities	10	103.0	119.7
Deferred tax liabilities	10	878.4	987.1
		6,269.5	6,216.5
Total liabilities		8,215.6	8,018.5
Net assets		5,004.3	6,276.3

Capital and reserves
Share capital		47.2	47.2
Share premium account		46.7	44.0
Merger reserve		1,739.8	1,739.8
Capital redemption reserve		2,485.0	2,485.0
Hedging reserve		(76.7)	(29.6)
Retained earnings		1,218.8	2,250.7
Foreign currency translation deficit		(457.9)	(262.1)
Total equity attributable to owners of the parent		5,002.9	6,275.0
Non-controlling interests		1.4	1.3
Total equity		5,004.3	6,276.3

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity (unaudited)

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16		-	-	(11.3)	-	-	-	-	(11.3)	-	(11.3)
Revised balance at 1 November 2019		47.2	44.0	2,239.4	(262.1)	2,485.0	(29.6)	1,739.8	6,263.7	1.3	6,265.0
(Loss)/profit for the financial period		-	-	(1,032.1)	-	-	-	-	(1,032.1)	0.1	(1,032.0)
Other comprehensive (expense)/income for the period		-	-	3.8	(195.8)	-	(47.1)	-	(239.1)	-	(239.1)
Total comprehensive (expense)/income for the period		-	-	(1,028.3)	(195.8)	-	(47.1)	-	(1,271.2)	0.1	(1,271.1)

Share options:
Movement in relation to share options		-	2.7	9.9	-	-	-	-	12.6	-	12.6
Current tax on share options		-	-	(0.6)	-	-	-	-	(0.6)	-	(0.6)
Deferred tax on share options		-	-	(1.6)	-	-	-	-	(1.6)	-	(1.6)
Balance as at 30 April 2020		47.2	46.7	1,218.8	(457.9)	2,485.0	(76.7)	1,739.8	5,002.9	1.4	5,004.3

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity (unaudited) continued

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Revised balance at 1 November 2018		65.8	41.0	3,327.6	(51.7)	666.3	70.0	3,724.4	7,843.4	1.0	7,844.4
Profit for the financial period		-	-	1,397.1	-	-	-	-	1,397.1	-	1,397.1
Other comprehensive (expense)/income for the period		-	-	(0.2)	35.1	-	(55.9)	-	(21.0)	-	(21.0)
Total comprehensive income/(expense) for the period		-	-	1,396.9	35.1	-	(55.9)	-	1,376.1	-	1,376.1

Transactions with owners:
Dividends	8	-	-	(240.7)	-	-	-	-	(240.7)	-	(240.7)
Share options:
Issue of share capital - share options		0.1	0.5	(0.5)	-	-	-	-	0.1	-	0.1
Movement in relation to share options		-	-	59.7	-	-	-	-	59.7	-	59.7
Current tax on share options		-	-	10.9	-	-	-	-	10.9	-	10.9
Deferred tax on share options		-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Share reorganisation and buy-back:
Return of Value - share consolidation		(18.7)	-	-	-	18.7	-	-	-	-	-
Issue and redemption of B shares		-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Expenses relating to Return of Value		-	-	(0.5)	-	-	-	-	(0.5)	-	(0.5)
Share buy-back		-	-	(343.4)	-	-	-	-	(343.4)	-	(343.4)
Balance as at 30 April 2019		47.2	41.5	2,409.0	(16.6)	2,485.0	14.1	1,924.4	6,904.6	1.0	6,905.6

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Cash Flows (unaudited)

	Note	Six months ended 30 April 2020 $m	Six months ended 30 April 2019 $m
Cash flows from operating activities
Cash generated from operations	17	560.4	622.6
Interest paid		(105.5)	(117.7)
Bank loan costs		(1.1)	-
Tax paid		(65.5)	(39.1)
Net cash generated from operating activities		388.3	465.8
Cash flows from investing activities
Payments for intangible assets		(36.5)	(12.8)
Purchase of property, plant and equipment		(6.1)	(23.1)
Payment for lease liabilities1 (2019: payment of finance lease liabilities)		-	(10.4)
Interest received		1.6	12.5
Payment for acquisition of business	15	-	(89.7)
Net cash acquired with acquisitions		-	1.2
Investing cash flows generated from disposals		-	20.0
Investing cash flows generated from discontinued operation, net of cash disposed		1.3	2,476.9
Net cash (used in)/generated from investing activities		(39.7)	2,374.6
Cash flows from financing activities
Proceeds from issue of ordinary share capital		2.7	0.6
Purchase of treasury shares and related expenses		-	(343.4)
Payment for lease liabilities1		(40.8)	-
Settlement of foreign exchange derivative		(21.8)	-
Proceeds from bank borrowings		175.0	-
Repayment of bank borrowings		-	(212.6)
Dividends paid to owners	8	-	(240.7)
Net cash generated/(used in) financing activities		115.1	(796.1)
Effects of exchange rate changes		(11.3)	1.0
Net increase in cash and cash equivalents		452.4	2,045.3
Cash and cash equivalents at beginning of period		355.7	620.9
Cash and cash equivalents at end of period		808.1	2,666.2

1 Cash outflows in relation to lease liabilities have been classified as a financing activity in the six months ended 30 April 2020 as repayments relating to all leases are presented as financing activities following the adoption of IFRS 16 on 1 November 2019. The comparative for finance lease obligations only continues to be shown as an investing activity.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc

Notes to the consolidated interim financial statements (unaudited)

1.     General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 30 April 2020, the Group had a presence in 48 countries (31 October 2019: 48) worldwide and employed approximately 11,900 people (31 October 2019: 12,100).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

These unaudited Condensed Consolidated Interim Financial Statements were authorised for issuance by the board of directors on 6 July 2020.

These Condensed Consolidated Interim Financial Statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 12 months ended 31 October 2019 were approved by the board of directors on 3 February 2020 and delivered to the Registrar of Companies. The auditor has reported on the 31 October 2019 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2.         Basis of preparation

These Condensed Consolidated Interim Financial Statements for the six months ended 30 April 2020 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, "Interim Financial Reporting". The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Annual Report and Accounts for the 12 months ended 31 October 2019, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively "IFRS").

Going concern
In line with IAS 1 'Presentation of financial statements', and the FRC guidance on 'risk management, internal control and related financial and business reporting', management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the interim financial statements when assessing the Group's ability to continue as a going concern.

Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the interim financial statements. This assessment covers the period to July 2021, which is consistent with the FRC guidance.

In making this assessment, the Director's considered the maturity of the Group's external debt and notably following the refinancing of the $1.4bn of B2 Term Loan, which occurred in May 2020, the next term loan maturity date is June 2024. See note 12 for details on the Group's borrowings and note 18 for details on the post balance sheet events. In assessing liquidity, the board also considered the reported net current liability position at 30 April 2020. This is the result of advance billing for services which is required to be recognised as a contract liability.

The Strategic report included on pages 10 to 63 in the Annual Report and Accounts for the year ended 31 October 2019 includes information on the Group structure, strategy and business model. The latest performance of each product group is included in Financial review of these unaudited Condensed Consolidated Interim Financial statements as well as information on our Group financial results, financial outlook, cash flow and net debt, and balance sheet position. Notes 12 and 13 of the Interim Financial Statements include information on the Group's, borrowings and derivatives. Details on the Group's dividend policy is included on in the Chief Executive Officer's Statement. Details on the Group's financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks are included in pages 155, 165 and 210 of the Annual Report and Accounts for the year ended 31 October 2019.

Our principal risks and uncertainties are set out in the Financial review and provides details of any changes in the risks since 31 October 2019. Full description of the risks and how the Group manages and mitigates them is included on pages 56 to 63 Annual Report and Accounts for the year ended 31 October 2019. The directors carried out a robust assessment of the principal risks affecting the Group, including any that could threaten our business model, future performance, insolvency or liquidity.

This includes estimating the financial impact for severe but plausible scenarios impacting both revenue and Adjusted EBITDA which take into account the Group's principal risks, including a severe but plausible COVID-19 scenario based upon the impact of COVID-19 continuing for the entire 12 month going concern assessment period to July 2021. This stress testing confirmed that existing projected cash flows and cash management activities provide us with adequate headroom over the going concern assessment period.

Notes to the consolidated interim financial statements (unaudited)

2.     Basis of preparation (continued)

Critical estimates, assumptions and judgements
In preparing these Condensed Consolidated Interim Financial Statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements considering the impact of COVID-19 and no new critical accounting estimates, assumptions and judgements were identified other than extending the judgement on the "potential impairment of goodwill and other intangible assets" to include whether an indicator of impairment exists at 30 April 2020. Note 11 Goodwill explains the judgement on impairment indicators.

The existing critical accounting estimates, assumptions and judgements set out in section II of the Group's Annual Report and Accounts for the 12 months ended 31 October 2019 remain relevant to these Condensed Consolidated Interim Financial Statements. COVID-19 has increased the level of uncertainty in making the estimations required in relation to the potential impairment of goodwill and other intangible assets and retirement benefit obligations. Therefore whilst the nature of these critical accounting estimates, assumptions and judgements has not changed and so the disclosure included in section II of the Group's Annual Report and Accounts remains relevant, updated sensitivity disclosures for these critical estimates have been included in note 11 Goodwill and note 14 Retirement benefit obligations. COVID-19 has been assessed as having no material impact on the Group's remaining critical accounting estimates, assumptions and judgements disclosed in section II of the Group's Annual Reports and Accounts.

The adoption of IFRS 16 ''Leases'' during the period has resulted in the determination of lease term also being identified as a critical accounting judgement for these Condensed Consolidated Interim Financial Statements, this judgement is described in note 3.

3.         Accounting policies
Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the 12 months ended 31 October 2019, apart from standards, amendments to or interpretations of published standards adopted during the period. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group. The impacts of applying these policies are not considered material:

-       IFRIC 23, "Uncertainty over Income Tax Treatments".

-       Amendments to IAS 28 Investments in Associates and Joint Ventures - "Long-term Interests in Associates and Joint Ventures", clarifies that IFRS 9 "Financial instruments" applies.

-       Amendments to IAS 19 "Employee Benefits".

-       Annual Improvements 2017 includes amendments to IFRS 3, "Business combinations", IFRS 11 "Joint arrangements" and IAS 12 Income taxes.

IFRS 16 was adopted by the Group and the primary impacts of applying the policy are described below:

IFRS 16 'Leases'
IFRS 16 "Leases" was adopted by the Group on 1 November 2019 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16:

●            Arrangements were not reassessed to determine whether they are, or contained, a lease at 1 November 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease";

●            Where there is a group of leases with reasonably similar characteristics, a single discount rate has been applied to each lease portfolio;

●            The Group impaired the right-of-use asset recognised on adoption by the value of the provisions for onerous leases held under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" at 31 October 2019 instead of performing a new impairment review for those leases at 1 November 2019;

●            The Group excluded initial direct costs from the measurement of the right-of-use asset at 1 November 2019;

●            Where the Group measured right-of-use asset as if IFRS 16 had been applied since the inception of the lease, the Group applied hindsight in assessing extension or termination options; and

●            Where the Group measured the right-of-use asset at an amount equal to the lease liability at 1 November 2019 lease prepayments and accruals previously recognised under IAS 17 at 31 October 2019 were added to and deducted from, respectively, the value of the right-of-use assets on adoption.

Notes to the consolidated interim financial statements (unaudited)

3.     Accounting policies (continued)

The key differences between the Group's IAS 17 accounting policy (the 'previous policy' which is disclosed in the Group's Annual Report and Accounts for the year ended 31 October 2019) and the Group's IFRS 16 accounting policy (which is provided below), as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed below.

Primary impacts of applying the IFRS 16 accounting policy
The primary impacts on the Group's financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on 1 November 2019 (see page 33), as a result of applying the IFRS 16 ('current') accounting policy in place of the previous policy are:

●     Under IAS 17, lessees classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a 'right-of-use asset' representing the right to use the leased item and a liability for any future lease payments (see page 32) over the 'reasonably certain' period of the lease, which may include future lease periods for which the Group has extension options;

●     Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognised in the form of depreciation of the right-of-use asset and interest on the lease liability. The incremental borrowing rate of the Group for that lease portfolio is generally used for discounting, although the interest rate implicit in the lease is used when it is readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group's cash flow statement;

●     Under IFRS 16 cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterised as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflows. Net cash flow is not impacted by the change in policy;

●     Lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases right-of-use assets it classifies the lease out as either operating or finance leases by reference to the terms of head lease contract whereas under IAS 17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases ('net investment in leases') being recognised under IFRS 16 (page 33) as the Group only acts as a lessor in relation to under-utilised property leases;

●     The expedients applied at adoption noted above have resulted in the following changes (page 33);

o  reclassifications of lease-related prepayments and accruals at 1 November 2019 to the right-of-use assets where the Group has measured the right-of-use at an amount equal to the liability.

o  release of lease-related prepayments and accruals at 1 November 2019 against retained earnings where the Group has measured the right-of-use asset as if IFRS 16 had been applied since inception of the lease.

o  re-classification of onerous leases provisions at 1 November 2019 to the right-of-use assets. Provisions remain for any onerous non rental contracts related to these properties.

During the six months ended 30 April 2019 a rental expense of $35.5m was charged for operating leases and depreciation and interest of $8.2m was charged for finance leases. During the six months ended 30 April 2020, depreciation of $40.0m and interest of $6.8m has been charged in relation to all leases.

IFRS 16 Accounting Policy

As a lessee
When the Group leases an asset a 'right-of-use asset' is recognised for the leased item and a lease liability is recognised for any lease payments due at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is 'reasonably certain' to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in the Group's Annual Report and Accounts for the year ended 31 October 2019). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the Group for the relevant portfolio (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

Notes to the consolidated interim financial statements (unaudited)

3.         Accounting policies (continued)

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group's assessment of the lease term changes; any change in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

As a lessor
Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise, the lease is an operating lease.

Where the Group is an intermediate lessor, the interest in the head lease and the sub-lease is accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised in full at lease commencement.

Critical accounting judgements and key sources of estimation relating to IFRS 16

Lease term
Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset's nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised.

Where extension options are included in the lease term the greater will be the value of the right-of-use asset and lease liability recognised. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

●            Up to 5 years for offices, unless the non-cancellable period exceeds this, with optional extension periods only included in leases expiring in the earlier part of this period and where clear plans to extend the leases are already in place; and

●            Up to 3 years for data centres with optional extensions periods, where they exist, included for leases expiring in the next year and for which relocation of the assets located in the data centre is considered uneconomic.

For vehicle leases the minimum lease term, typically 3 to 4 years, is judged to be the lease term. Extension options for vehicles are not considered reasonably certain as the assets are not highly customised or difficult to replace.

Adoption judgements
In adopting, and in the ongoing application of, IFRS 16 judgements and estimates were made in relation to the grouping of leases for the purpose of assigning a discount rate and in calculating the discount rates. These judgements and estimates were significant for the Group's IFRS 16 adoption activities but are not considered critical accounting estimates or judgements for the Group as they are not considered to have a significant effect on the amounts recognised in the Group's financial statements.

Transition disclosures
The weighted average incremental borrowing rate applied to the Group's lease liabilities recognised in the balance sheet at 1 November 2019 is 4.5%.

The Group's undiscounted operating lease commitments at 31 October 2019 were $301.2m; the most significant differences between the IAS 17 lease commitments and the lease liabilities recognised on transition to IFRS 16 are set out below:
$m
Operating lease commitments under IAS 17	301.2
Committed leases not commenced1	(0.3)
Cost of reasonably certain extensions1	1.3
Subtotal	302.2
Effect of discounting on payments included in the calculation of the lease liability (excluding finance lease balances)	(32.4)
Subtotal	269.8
Other2	23.5
Lease liability opening balance to be reported as at 1 November 2019 (IFRS 16)	293.3
1.          Undiscounted.

2.         Includes Finance lease liabilities already reported under IAS 17.

Notes to the consolidated interim financial statements (unaudited)

3.         Accounting policies (continued)

The impact of the adoption of IFRS 16 on the consolidated statement of financial position at 1 November 2019 is set out below.

	31 October 2019 (audited) $m	Impact of adoption of IFRS 16 (unaudited) $m	1 November 2019 (unaudited) $m
Non-current assets
Goodwill	6,671.3	-	6,671.3
Other intangible assets	5,942.3	(1.8)	5,940.5
Property, plant and equipment1	140.5	217.8	358.3
Long term pension assets	17.1	-	17.1
Contract-related costs	31.5	-	31.5
Other non-current assets	44.0	7.1	51.1
	12,846.7	223.1	13,069.8
Current assets
Inventories	0.1	-	0.1
Trade and other receivables	1,032.9	3.1	1,036.0
Contract-related costs	19.3	-	19.3
Current tax receivables	40.1	-	40.1
Cash and cash equivalents	355.7	-	355.7
Total current assets	1,448.1	3.1	1,451.2
Total assets	14,294.8	226.2	14,521.0

Current liabilities
Trade and other payables	611.0	1.4	612.4
Leases	11.8	74.7	86.5
Provisions	29.3	(4.3)	25.0
Current tax liabilities	104.0	-	104.0
Contract liabilities	1,045.9	-	1,045.9
	1,802.0	71.8	1,873.8
Non-current liabilities
Contract liabilities	149.9	-	149.9
Borrowings	4,670.7	-	4,670.7
Leases	11.7	195.1	206.8
Derivative liability	36.5	-	36.5
Retirement benefit obligations	141.4	-	141.4
Provisions	49.1	(12.4)	36.7
Other non-current liabilities	50.4	(13.5)	36.9
Current tax liabilities	119.7	-	119.7
Deferred tax liabilities	987.1	(3.5)	983.6
	6,216.5	165.7	6,382.2
Total liabilities	8,018.5	237.5	8,256.0
Net assets	6,276.3	(11.3)	6,265.0
Capital and reserves
Share capital	47.2	-	47.2
Share premium account	44.0	-	44.0
Merger reserve	1,739.8	-	1,739.8
Capital redemption reserve	2,485.0	-	2,485.0
Hedging reserve	(29.6)	-	(29.6)
Retained earnings	2,250.7	(11.3)	2,239.4
Foreign currency translation deficit	(262.1)	-	(262.1)
Total equity attributable to owners of the parent	6,275.0	(11.3)	6,263.7
Non-controlling interests	1.3	-	1.3
Total equity	6,276.3	(11.3)	6,265.0

1 Includes $230.3m of right-of-use assets recognised as a result of the adoption of IFRS 16 netted against $12.5m of existing property, plant and equipment which has been reclassified into the right-of-use asset.

The application of future new and revised IFRSs are not expected to have a material impact to the Group when adopted.

Notes to the consolidated interim financial statements (unaudited)

4.         Presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

5.         Segmental reporting

In accordance with IFRS 8, "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Operating Committee.

For the six months to 30 April 2020, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer, Company Secretary and the Vice President Business Operations. The Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is:

Micro Focus Product Portfolio - The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

The internal management reporting that the Operating Committee received in the six months ended 30 April 2019, included a pool of centrally managed costs, which were allocated between Micro Focus and the SUSE business (up the date of disposal) based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

		Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
Reconciliation to Adjusted EBITDA:	Note	$m	$m
Loss before tax		(1,036.0)	(99.6)
Finance costs		130.9	144.7
Finance income		(1.6)	(12.5)
Depreciation of property, plant and equipment		61.1	32.8
Amortisation of intangible assets		340.4	356.3
Exceptional items (reported in Operating (loss)/profit)	7	1,048.4	161.4
Share-based compensation charge		8.2	70.0
Product development intangible costs capitalised		(6.9)	(10.3)
Foreign exchange credit		7.7	19.5
Adjusted EBITDA		552.2	662.3

For the reportable segment, the total assets were $13,219.9m (31 October 2019: $14,294.8m) and the total liabilities were $8,215.6m (31 October 2019: $8,018.5m) as at 30 April 2020.

Notes to the consolidated interim financial statements (unaudited)

6.         Analysis of revenue

Revenue from contracts with customers

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	$m	$m
Revenue from contracts with customers	1,454.2	1,657.1

Being:
Recognised over time:
Maintenance revenue	966.0	1,054.3
SaaS & other recurring revenue	124.5	143.1
	1,090.5	1,197.4
Recognised at point in time:
Licence revenue	267.6	343.7
Consulting revenue	96.1	116.0
	363.7	459.7

Total revenue	1,454.2	1,657.1

By Product
Set out below is an analysis of revenue recognised between the principal product portfolios for the six months ended 30 April 2020 with comparatives:

	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2020 (unaudited):
Micro Focus Product Portfolio
Application Modernisation & Connectivity	60.4	160.5	-	5.2	226.1
Application Delivery Management	46.7	223.2	38.4	7.7	316.0
IT Operations Management	69.7	284.0	1.4	56.7	411.8
Security	65.6	206.2	16.7	17.7	306.2
Information Management & Governance	25.2	92.4	68.1	8.8	194.5
Subtotal	267.6	966.3	124.6	96.1	1,454.6
Deferred revenue haircut	-	(0.3)	(0.1)	-	(0.4)
Total Micro Focus Product Portfolio	267.6	966.0	124.5	96.1	1,454.2

	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2019 (unaudited):
Micro Focus Product Portfolio
Application Modernisation & Connectivity	72.0	163.1	-	5.5	240.6
Application Delivery Management	63.0	246.5	42.5	10.4	362.4
IT Operations Management	108.0	344.4	6.2	67.0	525.6
Security	69.1	210.0	19.2	24.4	322.7
Information Management & Governance	31.6	94.0	75.7	8.7	210.0
Subtotal	343.7	1,058.0	143.6	116.0	1,661.3
Deferred revenue haircut	-	(3.7)	(0.5)	-	(4.2)
Total Micro Focus Product Portfolio	343.7	1,054.3	143.1	116.0	1,657.1

Notes to the consolidated interim financial statements (unaudited)

7.         Exceptional items

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
Reported within Operating (loss)/profit:	$m	$m
Integration costs	102.9	136.9
Acquisition costs	-	2.6
Property related costs	1.6	10.6
Severance and legal costs	21.7	15.7
Goodwill impairment	922.2	-
Gain on disposal of Atalla	-	(4.4)
Exceptional costs before tax	1,048.4	161.4

Tax effect of exceptional items	(30.8)	(29.1)

Reported within (loss)/profit from discontinued operation (attributable to equity shareholders of the Company):
Loss/(gain) on disposal of discontinued operation1	2.7	(1,446.9)

Exceptional costs/(profit) after tax	1,020.3	(1,314.6)

1 $1,446.9m of the comparative period profit from discontinued operation has been revised to show the gain on the disposal as an exceptional item in line with the accounting policy.

Integration costs
Integration costs of $102.9m for the six months ended 30 April 2020 (six months ended 30 April 2019: $136.9m) reflect the IT design, build and migration onto a single IT platform and a wide range of projects undertaken to conform, simplify and increase efficiency across the business.

Acquisition costs
The  acquisition  costs  of  $2.6m  the  six  months  ended  30  April  2019  related  to the acquisition of Interset Software Inc. (note 15).

Property related costs
Property related costs of $1.6m for the six months ended 30 April 2020 (six months ended 30 April 2019: $10.6m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group and the cost of site consolidations as the Group simplifies its real estate footprint.

Severance and legal costs
Severance and legal costs of $21.7m for the six months ended 30 April 2020 (six months ended 30 April 2019: $15.7m) and relate mostly to termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as a result of the acquisition of HPE Software.

Goodwill impairment
A goodwill impairment charge of $922.2m was made in the six months ended 30 April 2020 (six months ended 30 April 2019: $nil), see note 11 for additional information.

Gain on disposal
Gain on disposal of $4.4m for the six months ended 30 April 2019 relates to Atalla business disposal.

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a credit of $30.8m for the six months ended 30 April 2020 (2019: $29.1m credit).

Loss/(gain) on disposal of discontinued operation
The loss on the disposal of discontinued operation of $2.7m in the six months ended 30 April 2020 related to conclusion of the working capital settlement on the disposal of the SUSE business (six months ended 30 April 2019: gain $1,446.9m).

8.         Dividends
	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
Equity - ordinary	$m	$m
Final paid 31 October 2019 $nil (31 October 2018: 58.33 cents per ordinary share)	-	240.7
	-	240.7
Notes to the consolidated interim financial statements (unaudited)

8.         Dividends (continued)

As part of the 2019 year-end, the directors initially announced a final dividend of 58.33 cents per share payable on 7 May 2020 to shareholders registered at 14 May 2020. The decision was subsequently taken to cancel this. The directors are not proposing an interim dividend for the six months ended 30 April 2020.

9.         Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:
	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
Earnings ($m)
Loss for the period from continuing operations	(1,029.3)	(78.3)
(Loss)/profit for the period from discontinued operations	(2.7)	1,475.4
(Loss)/profit for the period	(1,032.0)	1,397.1

Number of shares ('m)
Weighted average number of shares	333.8	416.6
Dilutive effects of shares	4.4	16.3
	338.2	432.9
Earnings per share

CENTS
Basic earnings per share
Continuing operations	(308.40)	(18.79)
Discontinued operation	(0.81)	354.12
Total Basic earnings per share	(309.21)	335.32

Diluted earnings per share
Continuing operations1	(308.40)	(18.79)
Discontinued operation1	(0.81)	340.82
Total Diluted earnings per share1	(309.21)	322.74

PENCE
Basic earnings per share
Continuing operations	(240.89)	(14.52)
Discontinued operation	(0.63)	273.64
Total Basic earnings per share	(241.52)	259.12

Diluted earnings per share
Continuing operations1	(240.89)	(14.52)
Discontinued operations1	(0.63)	263.37
Total Diluted earnings per share1	(241.52)	249.39

Earnings attributable to ordinary shareholders ($m)
From continuing operations	(1,029.4)	(78.3)
Excluding non-controlling interests	0.1	-
Loss for the period from continuing operations	(1,029.3)	(78.3)
From discontinued operation	(2.7)	1,475.4
	(1,032.0)	1,397.1
Average exchange rate	$1.28 / £1	$1.29 / £1

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There were total earnings attributable to ordinary equity shareholders of the Company for the six months ended 30 April 2019 of $1,397.1m and therefore the effect of dilutive securities was reflected in the total Diluted EPS above.

The weighted average number of shares excludes treasury shares that do not have dividend rights.

Notes to the consolidated interim financial statements (unaudited)

10.       Taxation

Tax for the six month period ended 30 April 2020 was a credit of $6.7m (30 April 2019: credit of $21.3m) with the Group's Effective Tax Rate ("ETR") being 0.6% (30 April 2019: 21.4%).

The Group realised benefits in relation to intra-Group financing of $20.7m for the six months ended 30 April 2020 (six months ended 30 April 2019: $12.8m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business.

The Group's cash taxes paid in the six months ended 30 April 2020 were $65.5m (30 April 2019: $39.1m). Cash taxes are higher than the prior year comparative period primarily due to the timing of instalment payments.

The Group is recognising a short-term current tax liability of $140.8m (31 October 2019: $104.0m), a long-term current tax liability relating to US tax of $103.0m (31 October 2019: $119.7m) and a current tax receivable of $44.9m (31 October 2019: $40.1m). The Group is also recognising a deferred tax liability of $878.4m (31 October 2019: $987.1m), after jurisdictional offsetting.

The long-term current tax liability relates to US tax reforms announced in 2018 and is payable in instalments over eight years to 2026. Within current tax liabilities is $76.0m (31 October 2019: $78.3m) in respect of provisions for uncertain tax positions, the majority of which relate to the risk of challenge from local tax authorities to the transfer pricing arrangements of the Group. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, the OECD's Base Erosion and Profit Shifting project, the consequences of Brexit and the COVID-19 outbreak. On 25 April 2019 the EU Commission concluded that an element of the UK's 'Controlled Foreign Company' legislation, specifically the 'Financing Company Partial Exemption' partially constituted illegal state aid. Similar to other international companies with UK activities, the Group has benefited from this legislation and therefore may be affected by this finding. The Group is currently reviewing the findings of the EU Commission and discussing the impact with both advisors and HMRC who are independently reviewing the Group's application of this legislation. The EU decision and HMRC's own investigation are both subject to potentially lengthy appeals processes, and the Group will continue to monitor developments. The Group has determined that the highest tax liability it expects to incur would be $60.3m. Based on its current assessment the Group believes that no provision is required in respect of the financing arrangements. The UK legislation affected by this EU Commission finding was amended on 1 January 2019 to be compliant with EU law and the relevant lending arrangements subsequently paid off and therefore no longer impact the Group and so no additional amounts will accrue in future periods that could be subject to the same challenge.

11.       Goodwill

		30 April 2020	31 October 2019
		(unaudited)	(audited)
Cost and Net book value	Note	$m	$m
At 1 November 2019 / 1 May 2019		6,671.3	6,839.2
Acquisitions	15	-	(7.4)
Impairment charge		(922.2)	-
Effects of movements in exchange rates		(150.0)	(160.5)
At 30 April 2020 / 31 October 2019		5,599.1	6,671.3

A segment-level summary of the goodwill allocation is presented below:
Micro Focus		5,599.1	6,671.3

Goodwill acquired through business combinations has been allocated to a cash generating unit ("CGU") for the purpose of impairment testing.

The goodwill arising in the six months ended 31 October 2019, related to refinements of the goodwill on the acquisition of the Interset Software Inc. Total goodwill of $26.8m has been recorded related to changes in fair value for Interset Software Inc.

Impairment test
Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group's annual test is performed at 31 October. It has been determined that the adverse impact of COVID-19 on global economic activity and the challenging trading environment that results is an indicator that an impairment exists at 30 April 2020 in light of the relatively low level of headroom that existed at the date of the last test on 31 October 2019. Therefore, an impairment test has been conducted at 30 April 2020. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group performed the impairment test at 30 April 2020 incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test.

Notes to the consolidated interim financial statements (unaudited)

11.       Goodwill (continued)

For the six months ended 30 April 2020, the Group recorded an impairment charge of $0.9bn (2019: no impairment). The impairment charge relates solely to goodwill and is recognised in administrative expenses as an exceptional cost in the Consolidated statement of comprehensive income. The recoverable amount of the Micro Focus CGU is $11.5bn, based on value in use calculations.

The COVID-19 outbreak has developed rapidly in early 2020. Many countries have required businesses to limit or suspend operations and implemented travel restrictions and quarantine measures. The measures taken to contain the virus have adversely affected economic activity and disrupted many businesses. Although the Group has not had to suspend any operations or experienced significant disruption to the Group's operations, the wider economic impact and disruption many business have experienced has impacted the Group's customers. As the outbreak continues to progress and evolve, it is extremely difficult to predict the full extent and duration of this impact on the Group's customers and therefore the Group's business. Based on the information available as at 30 April 2020, management has made additional adjustments to the forecasts used in the Group's impairment testing in order to reflect the estimated impact. The impairment charges recognised are based on expected cash flows after applying these adjustments.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use ("VIU"). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilises discounted board approved forecasts for the first four years and the fifth year reflects management's expectation of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU's market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates and reflect the adjustments noted above. The challenges and related adjustments noted above have led to management projecting lower cash flows. However, COVID-19 is not anticipated to have a significant impact on the terminal year growth rate, which is a key driver of the Group's value in use calculation, as the impact is considered to be shorter-term.

The VIU calculation also continues to exclude the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review and announced in February 2020 and which are included within the board approved forecasts. Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets until the cash flow is incurred. Therefore, the impairment test performed in the current year considers the recoverable amount of the CGU based on its current condition without the impact of the investment which are in process of implementation.

The impairment charge recognised in the Micro Focus CGU is attributable to the aforementioned increased economic uncertainty, which has led to increased discount rates and expected disruption to new sales activity and timing pressure on renewals. Consistent with the fact that we do not expect COVID-19 to have a longer term impact on the Group, our assumption of a moderation in the revenue decline and delivery of flat to low single digit growth from the Strategic Review remains valid. However as disclosed below, over the five year forecast period, the expected disruption to new sales activity and timing pressure on renewals has resulted in a reduction in the range of average annual revenue growth rates by product group because this is presented on an average basis over five years.

Key assumptions
Key assumptions in the VIU are considered to be the discount rate, average annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The average annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	30 April 2020 (unaudited)	31 October 2019 (audited)
Long-term cash flow growth rate for terminal value	1.0%	1.0%
Pre-tax discount rate1	10.8%	10.3%
Average annual revenue growth rate by product group2	(3.4)% to (0.5)%	(2.4)% to 0.8%

1 This equates to a post-tax discount rate of 8.3% (2019: 8.0%)
2 Medium-term annual revenue growth rate by product group was considered the key assumption in 2019 with a range of (2.0)% to 2.1% disclosed. Given the current uncertainty the Group has extended the key assumption to cover the five years forecasts used for impairment testing. The key assumption for 2019 has been restated to be presented on a consistent basis with 2020.

Sensitivity analysis
In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group's cost base is flexible and could quickly respond to market changes. The sensitivities are prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other key assumptions used in the impairment review and therefore leave all other assumptions unchanged. The headroom and impairments disclosed below are on the VIU calculation, which, as explained above, excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review. The Directors considered whether the range of reasonably possible changes in key assumptions should be widened as a result of the increased uncertainty resulting from the COVID-19 outbreak. However, the Directors concluded that the range of reasonably possible changes remained appropriate at this time in light of the estimated impact COVID-19 has had on the Group.

Notes to the consolidated interim financial statements (unaudited)

11.       Goodwill (continued)

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 2.0% (2019: 2.0%). An increase in the discount rate of 2% to 12.8% would increase the impairment recognised at 30 April 2020 by $1.9bn. A decrease in the discount rate of 2% to 8.8% would decrease the impairment recognised at 30 April 2020 by $0.9bn and result in headroom of $2.0bn.

The directors have assessed that a reasonably possible change in the average annual revenue growth rate by product group is an absolute reduction of 2.0%. A decrease in the average annual revenue growth rate by product group of 2% would increase the impairment recognised at 30 April 2020 by $2.1bn. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least partially offset such a reduction in cash flows.

The directors have assessed that a reasonably possible change in the long-term growth rate is an increase or decrease of 0.5% to 1.5% or 0.5% respectively (2019; not reasonably possible). An increase of 0.5% would decrease the impairment recognised at 30 April 2020 by $0.6bn. A decrease of 0.5% would increase the impairment recognised at 30 April 2020 by $0.5bn.

12.       Borrowings

	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
Bank loan secured	4,936.3	4,775.0
Unamortised prepaid facility arrangement fees and original issue discounts	(80.9)	(104.3)
	4,855.4	4,670.7

Short-term borrowings	169.4	-
Long-term borrowings	4,686.0	4,670.7
	4,855.4	4,670.7

During the period $175.0m of the senior secured revolving credit facility was drawn by the Group. Short-term borrowing of $169.4m relates to the $175.0m senior secured revolving credit facility less unamortised prepaid facility arrangement fees and original issue discounts of $5.6m. This was drawn as a precautionary measure following the COVID-19 outbreak.

The following facilities were drawn as at 30 April 2020:

●            The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);

●            The $368.2m senior secured seven year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●            The $2,486.3m senior secured seven year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●            The €452.8m (equivalent to $492.1m) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%; and

●            A senior secured revolving credit facility of $500.0m ($175.0m drawn), ("Revolving Facility"), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At 30 April 2020, $175.0m of the Revolving Facility was drawn (31 October 2019: $nil), together with $4,761.3m of Term Loans giving gross debt of $4,936.3m drawn. The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. As $175.0m (35%) of Revolving Facility was drawn at 30 April 2020, no covenant test is applicable.

Borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years.

Notes to the consolidated interim financial statements (unaudited)

13.       Financial instruments

The tables below sets out the values of financial assets and liabilities.

	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
Financial assets

Non-current
Long-term pension assets (note 14)	17.0	17.1
Current
Cash and cash equivalents	808.1	355.7
Trade and other receivables	653.9	922.7
	1,479.0	1,295.5
	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
Financial liabilities - financial liabilities at amortised cost

Non-current
Derivative financial instruments - interest rate swaps	94.7	36.5
	94.7	36.5

Fair value measurement
For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made for credit risk.

Long term borrowings with a carrying value of $4,936.3m (note 12) before unamortised prepaid facility fees, have a fair value estimate of $4,620.1m based on trading prices as at 30 April 2020.

Derivative financial instruments measured at fair value are classified as level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

For derivatives and long term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

Long term pension assets
	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
Carrying amount	17.0	17.1

The long-term pension assets are considered to be Level 3 asset under the fair value hierarchy as of 30 April 2020. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension asset is disclosed in note 14.

Derivative financial instruments

	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
Carrying amount	(94.7)	(36.5)
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	30 September 2022	30 September 2022
Change in fair value of outstanding hedging instruments	(58.2)	(122.9)
Change in value of hedging instruments adjusted for credit risk	(56.1)	(121.9)

Notes to the consolidated interim financial statements (unaudited)

13.       Financial instruments (continued)

The Group has four interest rate swaps which are designated in a hedge relationship. Derivatives are only used for economic hedging purposes and not as speculative investments. The interest rate swaps in place have a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until 30 September 2022. The swaps are hedged against $2.25bn of the loan issued by Seattle SpinCo. Inc.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to 30 April 2020, net interest paid for the swaps amounted to $ 4.1m. For the life of the swap, net interest received amounted to $2.4m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge met the IFRS 9 requirements for the financial reporting period.

The impact of changes in the fair value of interest rate swaps in the period ended 30 April 2020 is shown in the Condensed Consolidated Statement of Comprehensive Income.

The Group also utilised a forward exchange contract to fix the Sterling equivalent (£150.0m) on the cancelled May 2020 dividend payment. The forward contract was not designated for formal hedge accounting and was settled early for $21.8m within the reporting period as the proposed dividend was cancelled.

14.       Retirement benefit obligations

	30 April 2020 (unaudited)			31 October 2019 (audited)
	Germany	Rest of World	Total	Germany	Rest of World	Total
Within non-current assets:
Long-term pension assets	17.0	-	17.0	17.1	-	17.1

Within non-current liabilities:
Present value of defined benefit obligations	(201.9)	(48.9)	(250.8)	(213.5)	(48.0)	(261.5)
Fair values of plan assets	85.8	26.6	112.4	92.0	28.1	120.1
Retirement benefit obligations	(116.1)	(22.3)	(138.4)	(121.5)	(19.9)	(141.4)

The decrease in the retirement benefit obligation was due primarily to activity in Germany, including actuarial gains resulting from increases in our discount rates. This was partially offset by decreasing asset values and service costs during the period.

The movement on the long-term pension asset is as follows:

	30 April 2020	31 October 2019
	(unaudited)	(audited)
	$m	$m
As at 1 November	17.1	16.7
Reclassification to assets held for sale	-	0.1
Interest on non-plan assets	0.1	0.3
Benefits paid	(0.1)	(0.1)
Contributions	-	0.3

Included within other comprehensive income:
- Change in fair value assessment	0.4	0.4
	0.4	0.4

Effects of movements in exchange rates	(0.5)	(0.6)
As at 30 April/31 October	17.0	17.1

Included within other comprehensive income:
Continuing operations	0.4	0.3
Discontinued operation	-	0.1
	0.4	0.4

Notes to the consolidated interim financial statements (unaudited)

14.       Retirement benefit obligations (continued)

The following amounts have been included in the Consolidated Statement of Comprehensive Income for defined benefit pension arrangements.

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	$m	$m
Current service charge	5.1	4.6
Charge to operating (loss)/profit	5.1	4.6

Interest on pension scheme liabilities	1.5	2.1
Interest on pension scheme assets	(0.6)	(0.9)
Charge to finance costs	0.9	1.2

Total continuing charge to (loss)/profit for the period	6.0	5.8

The following amounts have been recognised as movements in the statement of other comprehensive income:

	Six months ended 30 April 2020 (unaudited)	Six months ended 30 April 2019 (unaudited)
	$m	$m
Actuarial (loss)/return on assets excluding amounts included in interest income	(6.2)	6.2

Re-measurements - actuarial gains/(losses):
- Demographic	-	-
- Financial	11.2	(8.1)
- Experience	(0.2)	0.5
	11.0	(7.6)

Movement in the period	4.8	(1.4)

Included within other comprehensive income:
Continuing operations	4.8	(1.3)
Discontinued operation	-	(0.1)
	4.8	(1.4)

The weighted average key assumptions used for the valuation of the schemes were:

	30 April 2020 (unaudited)			31 October 2019 (audited)
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.13%	2.67%	2.50%	3.09%	2.65%
Rate of increase in pension payments	1.75%	1.50%	1.75%	1.75%	1.50%	1.75%
Discount rate	1.29%	1.73%	1.37%	1.09%	1.71%	1.20%
Inflation	1.75%	1.13%	1.69%	1.75%	1.16%	1.69%

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

The contributions for the year ended 31 October 2020 are expected to be broadly in line with the 12 months ended to 31 October 2019. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities.

Notes to the consolidated interim financial statements (unaudited)

14.       Retirement benefit obligations (continued)

Sensitivities

The net present value of the Group's defined benefit obligation is sensitive to both actuarial assumptions and market conditions. COVID-19 had caused interest rates to be volatile, which could have a material impact on our net defined benefit obligation. The table below provides information on the sensitivity of the defined benefit obligation to changes to the discount rate, which we feel have been or could be impacted by COVID-19 in the near future. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(11.4%)	0.50%	13.4%	0.50%	(6.7%)	0.50%	7.6%

15.       Acquisitions

Acquisition of Interset Software Inc.

In the prior year, on 15 February 2019, the Group completed the acquisition of Interset Software Inc. ("Interset"), a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus' Security, Risk & Governance portfolio, and aligns with the Group's strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.

Consideration of $89.0m consists of completion payment of $85.0m, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 "Business Combinations" disclosures as this acquisition is not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12 month period following completion, which ended on 15 February 2020. No adjustment have been made to the provisional fair values disclosed in note 38 of the Group's Annual report and Accounts for the year ended 31 October 2019 which are now the final values.

16. Contingent liabilities

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

Shareholder litigation
Micro Focus International plc and certain current and former directors and officers are involved in two consolidated class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares ("ADS") as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact.

Patent litigation
Several indirect subsidiaries of Micro Focus International plc are involved in a patent infringement lawsuit in which plaintiffs allege that certain Micro Focus software products infringe three patents in the field of mobile application development and testing. Plaintiffs are seeking monetary damages in an amount that has yet to be specified. No liability has been recognised in these cases as they are still at an early stage in proceedings, and it is too soon to estimate whether there will be any financial impact.

Notes to the consolidated financial statements (unaudited) continued

17. Cash flow statement

	Note	Six months ended 30 April 2020 (unaudited) $m	Six months ended 30 April 2019 (unaudited) $m
Cash flows from operating activities
Loss from continuing operations		(1,029.3)	(78.3)
(Loss)/profit from discontinued operation		(2.7)	1,475.4
(Loss)/profit for the period		(1,032.0)	1,397.1
Adjustments for:
Loss/(gain) on disposal of SUSE		3.0	(1,727.2)
Net interest		129.3	132.2
Taxation - continuing operations	10	(6.7)	(21.3)
Taxation - discontinued operations		(0.3)	289.0
Share of results of associates		-	0.3
Operating (loss)/profit (attributable to continuing and discontinued operation)		(906.7)	70.1

- continuing operations		(906.7)	32.6
- discontinued operation		-	37.5
		(906.7)	70.1

Goodwill impairment charge	7,11	922.2	-
Research and development tax credits		(1.0)	(1.3)
Depreciation		61.1	32.8
Loss on disposal of property, plant and equipment		-	3.6
Gain on disposal of Atalla	7	-	(4.4)
Amortisation of intangible assets		340.4	356.3
Amortisation of contract-related assets		7.4	3.5
Share-based compensation charge		8.2	72.5
Exchange movements		7.7	19.2
Provisions movements		22.1	23.0
Cash generated from operations before working capital		461.4	575.3
Changes in working capital:
Inventories		(0.2)	0.1
Trade and other receivables		270.7	282.7
Increase in contract-related costs		(12.7)	(19.4)
Payables and other liabilities1		(102.6)	(120.0)
Provision utilisation		(24.2)	(35.2)
Contract liabilities		(36.7)	(63.5)
Pension funding in excess of charge to operating (loss)/profit		4.7	2.6
Cash generated from operations		560.4	622.6

1 Payables and other liabilities as at 30 April 2019 have been revised to include the movement in assets held for sale in line with the presentation adopted at 31 October 2019.

Notes to the consolidated financial statements (unaudited) continued

18. Post Balance Sheet events

A.    Term loan refinancing

On 29 May 2020, the Group announced that it had successfully priced and allocated €600.0m and a $650m Senior Secured Term Loan B (together, the "Facilities"). The new five-year Facilities, along with $143m of existing cash reserves, will be used by the Group to fully refinance its existing Senior Secured Term Loan B due November 2021 and pay associated fees and expenses (the "Transaction").

Final pricing for the new five-year Facilities is 4.50% above EURIBOR (subject to a 0.0% floor) at an original issue discount of 3.0% on the Euro Tranche, and 4.25% above LIBOR (subject to a 0.0% floor) at an original issue discount of 2.5% on the US Dollar denominated tranche.

Following the completion of the Transaction, the average maturity of the Group's debt capital structure has been extended from 3.2 years to 4.2 years, with the next tranche of Term loans due for repayment in June 2024.

The transaction was led by JP Morgan in conjunction with Barclays, HSBC, Natwest, Bank of America and Goldman Sachs. Lazard acted as the company's advisors.

As part of the Transaction, the board confirmed the final dividend for the year ended 31 October 2019, which was previously withdrawn, will not now be paid.

Prepaid facility fees of $12.2m, which were still to be amortised, in relation to the Senior Secured Term Loan B due November 2021 were included in the $80.9m of unamortised fees at 30 April 2020 (note 12). Following the repayment of this loan in June 2020 the associated fees will be fully expensed with the cost recorded within finance costs in the Consolidated Statement of Comprehensive Income.

Minority Interest

At 31 October 2019, the Group had minority shareholders in one subsidiary, Novell Japan Ltd. On 10 June 2020, a payment of 2,526,000 JPY ($26,900) was made to acquire 842,000 ordinary 1 JYP shares held. This payment increased the Group's shareholding from 84.24% to 100.00%. The Group will therefore no longer have any minority interests.

INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 April 2020, which comprises Consolidated statement of comprehensive income, Consolidated statement of financial position, Consolidated statement of changes in equity, Consolidated statement of cash flow and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the six months ended 30 April 2020 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and in conformity with International Financial Reporting Standards as adopted by the European Union ("EU") (collectively "IFRS"). The directors are responsible for preparing the condensed set of financial statements included in the interim financial report in accordance with IAS 34.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Tudor Aw
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
6 July 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 07 July 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer